SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended June 30, 2003


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F      |X|          Form 40-F
                            ---------                    ---------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes                          No        |X|
                            ---------                    ---------


THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-9790) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-65996) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-83180) OF BP AUSTRALIA CAPITAL MARKETS LIMITED, BP CANADA FINANCE COMPANY, BP CAPITAL MARKETS p.l.c., BP CAPITAL MARKETS AMERICA INC. AND BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 33-21868) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-9020) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-9798) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-79399) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO.
333-34968)  OF BP  p.l.c.,  THE  REGISTRATION  STATEMENT  ON FORM S-8  (FILE NO.
333-67206)  OF BP  p.l.c.,  THE  REGISTRATION  STATEMENT  ON FORM S-8  (FILE NO.
333-74414) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-103924) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-102583) OF BP p.l.c. AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-103923) OF BP p.l.c., AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATIONS

GROUP RESULTS JANUARY - JUNE 2003

                                                              Three months ended            Six months ended
                                                                   June 30                       June 30
                                                                 (Unaudited)                   (Unaudited)
                                                              2003           2002          2003            2002
                                                           ----------------------        ----------------------
                                                                                 ($ million)
Turnover                                                    56,307         43,655       120,095          79,945
                                                           =======        =======       =======         =======

Reconciliation of historical cost and
  replacement cost profit
Historical cost profit (loss)                                1,634          2,058         5,901           3,354
Inventory holding (gains) losses (a)                           951           (531)          152            (973)
                                                           -------        -------       -------         -------
Replacement cost profit (b)                                  2,585          1,527         6,053           2,381
Exceptional items, net of tax                                 (131)          (216)         (471)           (146)
                                                           -------        -------       -------         -------
Replacement cost profit before exceptional items             2,454          1,311         5,582           2,235
                                                           =======        =======       =======         =======

Per Ordinary Share - cents
   Historical cost profit                                     7.41           9.18         26.52           14.96
   Replacement cost profit before exceptional items          11.08           5.85         25.09            9.97
Dividends per Ordinary Share - cents                          6.50           6.00         12.75           11.75
---------------

(a)  Net of minority shareholders' interest.

(b) Replacement cost is not a UK or US GAAP measure. For information on why management believes that presentation of replacement cost profit provides useful information to investors and management regarding the results of operations of BP, see Item 3 - Key Information in BP p.l.c.'s Annual Report on Form 20-F for the year ended December 31, 2002.

The following discussion should be read in conjunction with the consolidated financial statements and the related notes provided elsewhere in this Form 6-K and with the information, including the consolidated financial statements and related notes, for the year ended December 31, 2002 in BP p.l.c.'s Annual Report on Form 20-F for the year ended December 31, 2002.

To reflect BP's increased focus on chemical products derived from oil and gas, the Chemicals segment has been renamed Petrochemicals.

The second quarter and first half results reflect a trading environment that was more favourable than a year ago. For the three months ended June 30, 2003 the Brent oil price was up $0.96 per barrel; the Henry Hub gas price was up $2.02 per mmbtu; the Global Indicator refining margin was up $1.21 per barrel and the Chemicals Indicator margin was up $11 per tonne. For the half year, the Brent oil price was more than $5.00 per barrel higher; the Henry Hub gas price and the refining Global Indicator Margin were more than double the level of a year ago. Petrochemicals margins were above those of a year ago, although weak demand conditions persist.

Turnover for the three months and six months ended June 30, 2003 was $56,307 million and $120,095 million respectively, compared with $43,655 million and $79,945 million for the equivalent periods in 2002. The increase in turnover for the second quarter and half year reflects higher oil, natural gas and product prices, higher sales volumes and a stronger Euro.

Historical cost profit for the three months ended June 30, 2003 was $1,634 million, after inventory holding losses of $951 million and including net exceptional gains of $131 million ($280 million before tax) in respect of net gains on the sale of fixed assets and businesses or termination of operations. For the equivalent period of 2002, historical cost profit was $2,058 million, including inventory holding gains of $531 million and net exceptional gains of $216 million ($376 million before tax) in respect of net gains on the sale of fixed assets and businesses or termination of operations.

Historical cost profit for the six months ended June 30, 2003 was $5,901 million, after inventory holding losses of $152 million and including net exceptional gains of $471 million ($674 million before tax) in respect of net gains on the sale of fixed assets and businesses or termination of operations. For the equivalent period of 2002, historical cost profit was $3,354 million, including inventory holding gains of $998 million and net exceptional gains of $146 million ($267 million before tax) in respect of net gains on the sale of fixed assets and businesses or termination of operations.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued


Performance  of  operating   segments  is  evaluated  by  management   based  on
replacement cost operating profit or loss.

Replacement cost profit before exceptional items (which excludes inventory holding gains and losses) was $2,454 million and $5,582 million for the three months and six months ended June 30, 2003 respectively, compared with $1,311 million and $2,235 million for the equivalent periods of 2002.

Replacement cost profit before exceptional items for the three months ended June 30, 2003 included an impairment charge of $108 million related to the Kepadong field in Indonesia and charges of $12 million in respect of our restructuring activities in the UK in Exploration and Production, Veba integration costs of $41 million in Refining and Marketing and a $5 million credit resulting from a reduction in the provision for costs associated with closure of polypropylene capacity in Petrochemicals. Replacement cost profit before exceptional items for the three months ended June 30, 2002 included restructuring charges of $90 million in Exploration and Production; a credit of $184 million for business interruption insurance proceeds, costs of $47 million related to a pipeline incident and Veba integration costs of $23 million in Refining and Marketing; restructuring charges and Solvay and Erdolchemie integration costs of $43 million in Petrochemicals; and a $355 million adjustment to the North Sea deferred tax balance for the supplementary UK corporation tax rate.

Replacement cost profit before exceptional items for the six months ended June 30, 2003 included an impairment charge of $108 million related to the Kepadong field in Indonesia, an impairment charge of $103 million related to the Yacheng field in China, charges of $102 million in respect of our restructuring activities in North America and the UK and a $49 million write-down of the Viscount asset in the North Sea in Exploration and Production; Veba integration costs of $59 million in Refining and Marketing; a $5 million credit resulting from a reduction in the provision for costs associated with closure of polypropylene capacity in Petrochemicals; and a $130 million credit related to tax restructuring benefits. Replacement cost profit before exceptional items for the six months ended June 30, 2002 included restructuring charges of $162 million and litigation costs of $55 million in Exploration and Production; a credit of $184 million for business interruption insurance proceeds, costs of $47 million related to a pipeline incident and $49 million Veba integration costs in Refining and Marketing; restructuring charges and Solvay and Erdolchemie integration costs of $75 million in Petrochemicals; and a $355 million adjustment to the North Sea deferred tax balance for the supplementary UK corporation tax rate.

The increases in both periods reflect higher average liquids and natural gas realizations, improvement in refining margins, higher marketing margins (particularly retail margins in the USA and Europe) and increased petrochemical margins. Improved operating performance generated additional income for the quarter and half year. Non-cash costs were higher in both periods.

Interest expense for the three months and six months ended June 30, 2003 was $191 million and $411 million respectively, compared with $314 million and $647 million in the same periods of 2002. The reductions in both periods reflect lower average debt and lower interest rates.

Net taxation, other than production taxes, charged for the three months and six months ended June 30, 2003 was $1,768 million and $3,573 million compared with $1,751 million and $2,504 million in the equivalent periods last year. The tax on exceptional items was $149 million and $203 million for the second quarter and half year respectively, compared with $160 million and $121 million for the equivalent periods in 2002. The effective tax rate on replacement cost profit before exceptional items was 39% and 37% for the three months and six months ended June 30, 2003, compared with 54% and 51% for the equivalent periods in 2002. The reduction in the second quarter and half year rate reflects the $355 million adjustment to the North Sea deferred tax provision for the supplementary UK corporation tax in the second quarter of 2002, partly offset by the rateably lower impact of goodwill amortization and the depreciation charge on uplifted asset values (for which no tax deduction is available) on higher income in 2003. The effective tax rate on historical cost profit was 51% and 37% for the three months and six months ended June 30, 2003, compared with 46% and 42% for the equivalent periods in 2002. The higher rate in the three months ended June 30, 2003 was due to non-taxable inventory holding losses arising in that period, compared with non-taxable inventory holding gains in 2002. For the six months ended June 30, 2003, the impact of inventory holding losses was not significant.

Capital expenditure and acquisitions in the second quarter and first half of 2003 was $3.3 billion and $6.2 billion respectively. Capital expenditure and acquisitions for the second quarter and first half of 2002 was $6.1 billion and $11.8 billion respectively, including $2.4 billion and $5.0 billion for the acquisition of Veba. Excluding acquisitions, capital expenditure for the three months and six months ended June 30, 2003 was $3.2 billion and $6.1 billion respectively, compared with $3.0 billion and $6.1 billion in the equivalent periods of 2002. Disposal proceeds in the second quarter and first half of 2003 were $1.7 billion and $4.1 billion respectively. Disposal proceeds in the second quarter of 2002 were $2.5 billion, including $1.5 billion from the sale of the Veba upstream assets, and $2.9 billion in the first half.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued


Net cash inflow for the three months ended June 30, 2003 was $2.4 billion compared with $1.9 billion for the equivalent period of 2002; higher cash flow from operating activities was partly offset by higher tax payments and lower disposal proceeds. Net cash inflow for the six months ended June 30, 2003 was $5.6 billion, compared with an outflow of $0.5 billion for the equivalent period of 2002; higher cash flow from operating activities, higher disposal proceeds and lower acquisition spending were partly offset by higher tax payments. Net cash inflow from operating activities was $7.3 billion and $13.3 billion for the three months and six months ended June 30, 2003, compared with $5.1 billion and $8.8 billion in the equivalent periods in 2002. The increase for the quarter reflected higher depreciation and a lower requirement for working capital partly offset by lower profit. The increase for the first half was due to higher profit, higher depreciation and a lower requirement for working capital.

Net debt at June 30, 2003 was $16.2 billion. The ratio of net debt to net debt plus equity was 18% at June 30, 2003 compared with 22% at December 31, 2002. In addition to reported debt, BP uses conventional off balance sheet sources of finance such as operating leases and joint venture and associated undertaking borrowings.

The Group has access to other sources of liquidity in the form of committed facilities and other funding through the capital markets. BP believes that, taking into account the substantial amounts of undrawn borrowing facilities available, the Group has sufficient working capital for foreseeable requirements.

In the normal course of business the Group has entered into certain long term purchase commitments principally relating to take or pay contracts for the purchase of natural gas, crude oil and petrochemicals feedstocks and throughput arrangements for pipelines. The Group expects to fulfil its obligations under these arrangements with no adverse consequences to the Group's results of operations or financial condition.

The return on average capital employed on a historical cost basis was 8% for the second quarter of 2003 compared with 10% for the same period in 2002. Return on average capital employed is the ratio of profit including minority shareholders' interest and excluding post-tax interest on finance debt to average capital employed for the period. Capital employed is the total of BP shareholders' interest, minority shareholders' interest and finance debt. Management believes this performance measure is useful as an indication of capital productivity over the long term. For the six months ended June 30, 2003 the return on average capital employed was 13% compared with 9% in 2002. The return on average capital employed on a replacement cost basis for the three months ended June 30, 2003 was 11% compared with 7% for the equivalent period of 2002. For the six months ended June 30, 2003 the return on average capital employed was 13% compared with 6% in 2002. A reconciliation of return on average capital employed on a replacement cost basis to return on average capital employed on a historical cost basis is included on page 62 of this report.

BP announced a second quarterly dividend for 2003 of 6.50 cents per ordinary share. Holders of ordinary shares will receive 4.039 pence per share and holders of American Depositary Receipts (ADRs) $0.39 per ADS. The dividend is payable on September 8, 2003 to shareholders on the register on August 15, 2003. Participants in the Dividend Reinvestment Plan or the dividend reinvestment facility in the US Direct Access Plan will receive the dividend in the form of shares, also on September 8, 2003. The company repurchased for cancellation 144 million of its own shares during the quarter, at a cost of $1 billion. During the first half, 299 million shares were repurchased and cancelled at a cost of $2 billion.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued

DETAILED REVIEW OF BUSINESSES (EXCLUDING EXCEPTIONAL ITEMS)

EXPLORATION AND PRODUCTION

                                                               Three months ended           Six months ended
                                                                    June 30                     June 30
                                                                  (Unaudited)                 (Unaudited)
                                                               2003           2002        2003            2002
                                                            ----------------------     -----------------------
   Turnover                                      - $m         7,433          6,539      16,501          12,177
   Reconciliation of historical cost and
     replacement cost operating profit
   Total historical cost operating profit        - $m         3,150          2,457       7,482           4,388
   Inventory holding (gains) losses              - $m             3              1          (3)             (2)
                                                            -------         ------      ------          ------
   Total replacement cost operating profit       - $m         3,153          2,458       7,479           4,386
                                                            =======         ======      ======           =====
   Results include:
   Exploration expense                           - $m           101            222         213             346
   Of which: Exploration expenditure written off - $m            43            147          93             206

   Key Statistics:
   Crude oil                Average prices
                            realized by BP       - $/bbl      25.73          24.27       28.50           22.07
                            Production           - mb/d       1,712          1,808       1,771           1,781
   Natural gas liquids      Average prices
                            realized by BP       - $/bbl      17.49          12.40       18.76           11.77
                            Production           - mb/d         199            244         216             239
   Total liquids(a)         Average prices
                            realized by BP       - $/bbl      24.90          22.81       27.47           20.81
                            Production           - mb/d       1,911          2,052       1,987           2,020
   Natural gas              Average prices
                            realized by BP       - $/mcf       3.39           2.45        3.64            2.36
                            Production           - mmcf/d     8,439          8,667       8,727           8,706
   Total hydrocarbons(b)    Average prices
                            realized by BP       - $/boe      22.43          19.01       24.49           17.63
                            Production           - mboe/d     3,366          3,546       3,492           3,521
   Brent oil price                               - $/bbl      26.03          25.07       28.77           23.12
   West Texas Intermediate oil price             - $/bbl      29.02          26.30       31.53           23.94
   Alaska North Slope US West Coast              - $/bbl      27.04          25.04       30.13           22.42
   Henry Hub gas price (c)                       - $/mmbtu     5.40           3.38        5.96            2.87
   UK Gas - National Balancing Point             - p/therm    17.44          12.10       19.35           15.63

---------------

(a)  Crude oil and natural gas liquids

(b) Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.

(c)  Henry Hub First of the Month Index

Turnover for the three months and six months ended June 30, 2003 was $7,433 million and $16,501 respectively compared with $6,539 million and $12,177 million in the corresponding periods in 2002, reflecting higher liquids and natural gas realizations partly offset by lower production.

Historical cost operating profit for the three months ended June 30, 2003 was $3,150 million after inventory holding losses of $3 million; for the equivalent period in 2002 there was a profit of $2,457 million after inventory holding losses of $1 million. Historical cost operating profit for the six months ended June 30, 2003 was $7,482 million including inventory holding gains of $3 million; for the equivalent period in 2002 there was a profit of $4,388 million including inventory holding gains of $2 million.

Replacement cost operating profit for the three months and six months ended June 30, 2003 was $3,153 million and $7,479 million respectively, compared with $2,458 million and $4,386 million for the equivalent periods in 2002.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued


EXPLORATION AND PRODUCTION (concluded)

The replacement cost operating profit for the second quarter of 2003 includes an impairment charge of $108 million related to the Kepadong field in Indonesia and charges of $12 million in respect of our ongoing restructuring activities in the UK. The result for the second quarter of 2002 includes restructuring charges of $90 million relating to significant restructuring to reposition the business in North America and the North Sea.

The replacement cost operating profit for the half year 2003 includes an impairment charge of $108 million related to the Kepadong field in Indonesia, an impairment charge of $103 million related to the Yacheng field in China, charges of $102 million in respect of restructuring activities in North America and the UK and a $49 million write-down of the Viscount asset in the North Sea. The result for the quarter and half year 2002 includes restructuring charges of $162 million relating to significant restructuring to reposition the business in North America and the North Sea and litigation costs of $55 million.

The results for the quarter reflected higher realizations, with liquids up $2.09/bbl and natural gas up $0.94/mcf on a year ago. North American basin differentials to the Henry Hub marker price narrowed over the quarter following the opening of pipeline expansion routes. The results include a credit of $106 million, reflecting a reduction in the provision for Unrealized Profit in Stock
(UPIS), which removes the upstream margin from downstream inventories, following a decrease in the Alaska North Slope oil price. This compares with a charge of $83 million in the equivalent quarter last year.

The half year results also reflected the impact of higher realizations, with liquids up $6.66/bbl and gas up $1.28/mcf. The results include a charge of $19 million for UPIS to remove the additional upstream margin from downstream inventories following an increase in the Alaska North Slope oil price. This compares with a charge of $139 million in the same period of 2002.

Second quarter production was down 5% (2% after adjusting for divestments). The decrease, which follows an increase of over 3% in the first quarter, reflects the impact of higher prices on production sharing contract volumes, the pattern of planned quarterly maintenance and lower NGL production owing to strong US gas prices. For the half year, production was down 1% (up 1% after adjusting for divestments). Declines in existing profit centres were as expected and more than offset by growth from new profit centres, particularly Trinidad and Deepwater Gulf of Mexico.

During the quarter we had two exploration successes in Angola: Saturno in Block 31 and Clochas in Block 15; along with Saqqara in the Gulf of Suez in Egypt.

Atlantic LNG Train 3 started up ahead of schedule in April and the government of Trinidad and Tobago approved the Atlantic Train 4 project in June. Construction of the Baku-Tbilisi-Ceyhan pipeline began in May. Progress in Angola continued with the approval of the Dalia development by Sonangol in April.

We have continued our programme to improve returns and enhance value by high-grading our portfolio. During the second quarter of 2003 we have completed the divestment of several US onshore and Gulf of Mexico shelf properties and agreed the sale of the Liuhua and QHD fields in China to the China National Offshore Oil Corporation. On May 19, 2003 the sale of our interest in the Gyda field in Norway to Talisman was announced. We also announced an agreement in principle to sell 50% of the In Amenas gas condensate project and 49% of our interest in In Salah gas in Algeria to Statoil.

Progress continues in the establishment of our new joint venture TNK-BP with the signing of the agreement with the Alfa Group and Access-Renova on June 26, 2003. This agreement finalizes all the material commercial arrangements for the formation of the TNK-BP joint venture company, which will be effective from January 1, 2003, subject to the approval of regulatory authorities including those at the European Union, in Ukraine and in Russia.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued

GAS, POWER AND RENEWABLES

                                                               Three months ended           Six months ended
                                                                    June 30                     June 30
                                                                  (Unaudited)                 (Unaudited)
                                                               2003           2002        2003            2002
                                                            ----------------------     -----------------------
   Turnover                                      - $m        14,875          8,235      32,873           16,003
   Reconciliation of historical cost and
     replacement cost operating profit
   Total historical cost operating profit        - $m            31            118         252             233
   Inventory holding (gains) losses              - $m            72             (4)         45              (8)
                                                            -------        -------     -------         -------
   Total replacement cost operating profit       - $m           103            114         297             225
                                                            =======        =======     =======         =======

Turnover for the three months and six months ended June 30, 2003 was $14,875 million and $32,873 million respectively compared with $8,235 million and $16,003 million in the same periods in 2002. The increase for the quarter and first half reflects higher natural gas prices and sales volumes.

Historical cost operating profit for the three months ended June 30, 2003 was $31 million after inventory holding losses of $72 million; for the equivalent period in 2002 there was a profit of $118 million including inventory holding gains of $4 million. Historical cost operating profit for the six months ended June 30, 2003 was $252 million after inventory holding losses of $45 million; for the equivalent period in 2002 there was a profit of $233 million including inventory holding gains of $8 million.

Replacement cost operating profit for the three months and six months ended June 30, 2003 was $103 million and $297 million respectively, compared with $114 million and $225 million for the same periods in 2002.

The reduction in the second quarter results is due to the absence of a $40 million contribution from Ruhrgas following the sale of our interest last year, mostly offset by improved performance. The half-year results increased due to improved performance which more than offset the loss of the $96 million Ruhrgas contribution.

The second quarter and half year results reflected an increase in gas sales volumes and strong performance from the global LNG business. Second quarter gas sales volumes were up 23%, and equity LNG sales up 58%. During the quarter, the first cargo of LNG was sold from the newly commissioned Train 3 of Atlantic LNG's facility in Trinidad and Tobago. On 1 July, BP took delivery of the LNG ship, the British Merchant, which is the third and final ship to be delivered under the initial phase of the global LNG strategy. Also during the quarter, BP and Oman LNG signed a memorandum of understanding for the supply of up to 4 million tonnes of LNG over a six-year period to strengthen BP's gas marketing position in Spain.

Higher gas prices relative to liquids prices in North America in the second quarter have led to lower production and sales volumes in the natural gas liquids business and a lower result compared with a year ago. The half year result was similar to a year ago.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued


REFINING AND MARKETING

                                                            Three months ended            Six months ended
                                                                 June 30                      June 30
                                                               (Unaudited)                  (Unaudited)
                                                            2003           2002         2003            2002
                                                         ----------------------      -----------------------
   Turnover                                   - $m        36,949         31,870       78,384          56,759
   Reconciliation of historical cost and
     replacement cost operating profit
   Total historical cost operating profit     - $m           116          1,047        1,367           1,610
   Inventory holding (gains) losses           - $m           773           (444)         153            (939)
                                                         -------         ------      -------         -------
   Total replacement cost operating profit    - $m           889            603        1,520             671
                                                         =======         ======      =======         =======
   Total refined product sales                - mb/d       7,023          6,479        6,914           6,491
   Refinery throughputs                       - mb/d       3,265          3,103        3,146           3,049
   Refining availability (a)                  - %           96.7           95.8         95.4            95.8
   Global Indicator Refining Margin (b)       - $/bbl       3.27           2.06         3.89            1.85

---------------

(a) Refining availability is the weighted average percentage of the period that refinery units are available for processing, after accounting for downtime such as turnarounds.

(b) The Global Indicator Refining Margin (GIM) is the average of six regional indicator margins weighted for BP's crude refining capacity in each region. Each regional indicator margin is based on a single representative crude with product yields characteristic of the typical level of upgrading complexity. The regional indicator margins may not be representative of the margins achieved by BP in any period because of BP's particular refinery configurations and crude and product slate.

Turnover for the three months and six months ended June 30, 2003 was $36,949 million and $78,384 million respectively, compared with $31,870 million and $56,759 million for the same periods in the prior year. The increase in turnover for the second quarter and first half is principally due to a stronger Euro and higher product prices. The increase in turnover for the first half is due to a stronger Euro, higher product prices, particularly in the USA, and an additional month of contribution from Veba.

Historical cost operating profit for the three months ended June 30, 2003 was $116 million after inventory holding losses of $773 million; for the equivalent period in 2002 there was a profit of $1,047 million including inventory holding gains of $444 million. Historical cost operating profit for the six months ended June 30, 2003 was $1,367 million after inventory holding losses of $153 million; for the equivalent period in 2002 there was a profit of $1,610 million including inventory holding gains of $939 million.

Replacement cost operating profit for the three months and six months ended June 30, 2003 was $889 million and $1,520 million respectively, compared with $603 million and $671 million for the corresponding periods of 2002.

The results for the second quarter of 2003 include Veba integration costs of $41 million. The results for the second quarter of 2002 include a credit to income for business interruption insurance proceeds of $184 million, partly offset by costs of $47 million associated with an Olympic pipeline incident in 1999 and Veba integration costs of $23 million.

The results for the first half of 2003 include Veba integration costs of $59 million. The results for the first half of 2002 include a credit to income for business interruption insurance proceeds of $184 million, partly offset by costs of $47 million associated with an Olympic pipeline incident in 1999 and Veba integration costs of $49 million.

The results for the quarter and half year reflect improved worldwide refining margins and higher marketing margins, particularly retail margins in the USA and Europe, with some offset from higher utility costs. Improved operating performance also contributed to the results in the marketing businesses.

Refining throughputs for the three months and six months ended June 30, 2003 increased by 5% and 3% respectively, compared with a year ago. Refining availability for the three months and six months ended June 30, 2003 was 96.7% and 95.4% respectively compared with 95.8% and 95.8% for the equivalent periods in 2002. Marketing volumes for the three months and six months ended June 30, 2003 were 1.8% and 0.5% lower than a year ago.

An additional 760 sites were reimaged during the second quarter, bringing the total number of sites with the BP Helios to some 12,000 worldwide.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued

PETROCHEMICALS

                                                               Three months ended           Six months ended
                                                                    June 30                     June 30
                                                                  (Unaudited)                 (Unaudited)
                                                               2003           2002        2003            2002
                                                            ----------------------      ----------------------
   Turnover                                      - $m         4,003          3,584       7,941           6,226
   Reconciliation of historical cost and
     replacement cost operating profit
   Total historical cost operating profit        - $m           210            281         495             328
   Inventory holding (gains) losses              - $m           103            (78)        (43)            (49)
                                                            -------         ------      ------          ------
   Total replacement cost operating profit       - $m           313            203         452             279
                                                            =======         ======      ======          ======
   Production (a)                                - kte        6,770          6,889      13,750          13,500
   Chemicals Indicator Margin (b)                - $/te         120(c)         109         108(c)           95

---------------

(a) Includes BP share of joint ventures, associated undertakings and other interests in production.

(b) The Chemicals Indicator Margin (CIM) is a weighted average of externally-based product margins. It is based on market data collected by Nexant (formerly Chem Systems) in their quarterly market analyses, then weighted based on BP's product portfolio. It does not cover our entire portfolio of products, and consequently is only indicative rather than representative of the margins achieved by BP in any particular period. Amongst the products and businesses covered in the CIM are olefins and derivatives, the aromatics and derivatives, linear alpha-olefins (LAOs), acetic acid, vinyl acetate monomers and nitriles. Not included are fabrics and fibres, plastic fabrications, poly alpha-olefins (PAOs), anhydrides, speciality intermediates, and the remaining parts of the solvents and acetyls businesses.

(c) Provisional. The data for the second quarter is based on two months' actual and one month of provisional data.

Turnover for the three months and six months ended June 30, 2003 was $4,003 million and $7,941 million respectively, compared with $3,584 million and $6,226 million for the equivalent periods in 2002. The increase in turnover for the second quarter of 2003 as compared with 2002 primarily reflects higher product prices, with the increase for the first half also reflecting higher production as a result of improved plant utilization and organic growth.

Historical cost operating profit for the three months ended June 30, 2003 was $210 million after inventory holding losses of $103 million; for the equivalent period in 2002 there was a profit of $281 million including inventory holding gains of $78 million. Historical cost operating profit for the six months ended June 30, 2003 was $495 million including inventory holding gains of $43 million; for the equivalent period in 2002 there was a profit of $328 million including inventory holding gains of $49 million.

Replacement cost operating profit for the three months and six months ended June 30, 2003, was $313 million and $452 million respectively, compared with $203 million and $279 million for the equivalent periods in 2002.

The results for the three months and six months ended June 30, 2003 include a credit of $5 million resulting from a reduction in the provision for costs associated with the closure of polypropylene capacity in the USA. The second quarter 2002 results include charges of $29 million for restructuring our Research and Technology facilities and Solvay and Erdolchemie integration costs of $14 million. The results for the first half of 2002 include charges of $29 million for restructuring our Research and Technology facilities and costs of $46 million related to major site restructuring and Solvay and Erdolchemie integration.

The higher profits for the second quarter compared with a year ago, were due primarily to lower feedstock costs and improved margins across several businesses. Production of 6,770 thousand tonnes in the second quarter was 2% below the second quarter of 2002. Although demand in Europe showed continuing weakness, overall sales remained flat.

The first half results were higher than that of a year ago, reflecting improved margins, cost management and improved reliability of operations. First half production was 250 thousand tonnes higher than a year ago due to core business sales growth from Asian PTA and acetic acid plant start-ups and an additional month of production from Veba.

During the second quarter we completed the divestment of our interest in Petrokimia Nusantara Interindo, PT (PT Peni), our polyethylene joint venture in Indonesia.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued

OTHER BUSINESSES AND CORPORATE

                                                       Three months ended           Six months ended
                                                            June 30                     June 30
                                                          (Unaudited)                 (Unaudited)
                                                       2003           2002        2003            2002
                                                      --------------------       ---------------------
   Turnover                                  - $m       129            136         240             271
   Total historical cost operating (loss)    - $m      (134)          (128)       (299)           (253)

Other businesses and corporate comprises Finance, the group's coal asset and aluminium asset, its investments in PetroChina and Sinopec, interest income and costs relating to corporate activities. In July, BP announced that it has agreed to sell its 50 per cent interest in the Indonesian coal mining company PT Kaltim Prima Coal to PT Bumi Resources, subject to the receipt of certain shareholder and other approvals.

EXCEPTIONAL ITEMS

                                                            Three months ended           Six months ended
                                                                 June 30                     June 30
                                                               (Unaudited)                 (Unaudited)
                                                            2003           2002        2003            2002
                                                          ---------------------      ----------------------
   Profit (loss) on sale of fixed assets and
   businesses or termination of operations       - $m        280            376         674             267
   Taxation credit (charge)                      - $m       (149)          (160)       (203)           (121)
                                                         -------         ------      ------          ------
   Exceptional items after taxation              - $m        131            216         471             146
                                                         =======         ======      ======          ======

Exceptional items for the second quarter include a gain on the sale of our interest in the North Sea Forties oil field, partly offset by a provision for the loss on disposal of QHD in China.

OUTLOOK

World economic activity has continued to grow only slowly during the second quarter, with OECD industrial production weakening. US consumer confidence remains below the levels of last June, but with some signs of modest improvement compared with the first quarter of this year. The impact of SARS was discernible in lower economic activity in the second quarter in Asia, but there are already signs that the region is recovering into the second half of the year.

Crude oil markets continue to be characterized by relative tightness. On the basis of preliminary estimates, OECD commercial inventories ended the quarter at the lowest seasonal level for over a decade. Crude oil prices have been well supported, averaging $26.03 per barrel (Dated Brent) in the second quarter and over $28 per barrel in July to date. The seasonal pick-up in oil demand in the second half of the year, OPEC's June production cuts and an anticipated slow recovery in Iraqi oil production point to continued price support in coming months.

US natural gas prices fell back in the second quarter but remained high, with the Henry Hub first of the month index averaging $5.40/mmbtu. Gas price differentials in the Rockies have narrowed significantly following the opening of the Kern River pipeline expansion. High prices have instigated a number of market reactions. These, together with mild weather, have led to a series of very high storage injections in recent weeks, despite falling domestic production. Prices look set to stay above residual fuel oil parity during the third quarter.

Refining margins have started the third quarter at similar levels to the second quarter (BP GIM $3.27/bbl) and remain firm in most regions. OECD commercial product inventories are still at five-year lows and should continue to underpin refining fundamentals in the short term.

The strong retail margins experienced in the second quarter have softened and are projected to revert to more typical levels in the third quarter.

Petrochemical margins in the first half of 2003 were above those of last year, with higher product prices for the majority of petrochemical products. Recent increases in feedstock costs and flat demand are expected to result in a challenging environment in the third quarter.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - concluded


Consistent with our financial framework and plan for the year, we expect capital expenditure to be in the range of $14 to 14.5 billion, excluding acquisitions. As previously indicated, 2003 is expected to be the peak year for our medium term capital spending programme. The $14 to 14.5 billion range excludes the initial cash payment due on completion of the TNK-BP transaction, expected to complete later in the summer. In addition, subject to the trading environment, we expect to make payments of up to $2 billion to a number of the Group's pension funds in the second half of 2003. At the end of 2002, our expectation with respect to pension contributions in 2003 was in the range of $0.5 billion to $0.7 billion. This increase in the level of contributions follows finalization of the actuarial valuations and further review of the funding requirements. If additional funds are available after making the pension contributions, we will pursue further share buybacks. We expect gearing to return to the lower half of our 25-35% target range following these events.

FORWARD-LOOKING STATEMENTS

In order to utilize the 'Safe Harbor' provisions of the United States Private Securities Litigation Reform Act of 1995, BP is providing the following cautionary statement. The foregoing discussion, in particular, although not limited to, the statements under 'Group Results' and the statements under 'Outlook', with regard to hydrocarbon production growth, the economic outlook, trends in the trading environment, the timing of acquisitions and divestments, share repurchases, the timing of new projects, oil, gas and petrochemicals margins, refining margins, retail margins, realizations on gas sales, inventory and product stock levels, capacity utilization, capital expenditure trends, gearing, working capital, profitability, results of operations, dividend payments, pension scheme funding, long term purchase commitments and liquidity or financial position are all forward-looking in nature. Forward-looking statements are also identified by such phrases as 'will', 'expects', 'is expected to', 'should', 'may', 'is likely to', 'intends' and 'believes'. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and are outside the control of BP. Actual results may differ materially from those expressed in such statements, depending on a variety of factors, including the specific factors identified in the discussions accompanying such forward-looking statements, future levels of industry product supply, the timing of bringing new fields onstream, demand and pricing, exchange rate fluctuations, operational problems, political stability and economic growth in relevant areas of the world, development and use of new technology, successful partnering, the actions of competitors, the actions of third party suppliers of facilities and services, natural disasters and other changes to business conditions, prolonged adverse weather conditions, wars and acts of terrorism or sabotage, and other factors discussed elsewhere in this report. These and other factors may cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. Additional information, including information on factors which may affect BP's business, is contained in BP's Annual Report and Annual Accounts for 2002 and the Annual Report on Form 20-F for 2002 filed with the US Securities and Exchange Commission.

2003 DIVIDENDS

On July 29, 2003, BP p.l.c.  announced a second  quarterly  dividend for 2003 of
6.50 cents per ordinary share of 25 cents (ordinary shares), representing $0.39 per American Depositary Share (ADS) amounting to $1,433 million in total. The record date for qualifying US resident holders of American Depositary Shares as well as holders of ordinary shares is August 15, 2003, with payment to be made on September 8, 2003.

Under the former US-UK Income Tax Treaty, dividends paid to qualifying ADS holders entitled them to a refund of a deemed UK tax credit equal to 1/9th of the announced dividend. This credit was exactly offset by an amount deemed by the former US-UK Income Tax Treaty to be a UK withholding tax. The net effect for ADS holders was a cash payment equal to the amount of the announced dividend, a potential foreign tax credit equal to 1/9th of the announced dividend, and a gross dividend equal to the sum of those two amounts. Under the new US-UK Tax Treaty, this deemed tax credit is no longer available on dividends paid to qualifying ADS shareholders, beginning with the first quarterly dividend for 2003.

A dividend reinvestment facility is available for holders of ADSs through JPMorgan Chase Bank (formerly known as Morgan Guaranty Trust Company). Participants in the dividend reinvestment facility included in the US Direct Access Plan will receive the dividend in the form of shares on September 8, 2003.

                           BP p.l.c. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENT OF INCOME


                                                            Three months ended                Six months ended
                                                                  June 30                          June 30
                                                                (Unaudited)                      (Unaudited)
                                                           2003             2002            2003            2002
                                                       -------------------------        ------------------------
                                                                  ($ million, except per share amounts)

Turnover - Note 2                                        56,671           44,059         120,857          80,628
Less: joint ventures                                        364              404             762             683
                                                      ---------       ----------       ---------        --------
Group turnover                                           56,307           43,655         120,095          79,945

Cost of sales                                            49,449           36,652         103,888          67,730
Production taxes - Note 3                                   382              315             886             562
                                                      ---------       ----------       ---------        --------
Gross profit                                              6,476            6,688          15,321          11,653
Distribution and administration expenses                  3,406            3,123           6,650           5,814
Exploration expense - Note 4                                101              222             213             346
                                                      ---------       ----------       ---------        --------
                                                          2,969            3,343           8,458           5,493
Other income                                                197              147             328             272
                                                      ---------       ----------       ---------        --------
Group operating profit                                    3,166            3,490           8,786           5,765
Share of profits of joint ventures                          104               89             222             159
Share of profits of associated undertakings                 103              196             289             382
                                                      ---------       ----------       ---------        --------
Total operating profit                                    3,373            3,775           9,297           6,306
Profit (loss) on sale of fixed assets and
businesses                                                  280              376             674             267
or termination of operations - Note 5
                                                      ---------       ----------       ---------        --------
Profit before interest and tax                            3,653            4,151           9,971           6,573
Interest expense - Note 6                                   191              314             411             647
                                                      ---------       ----------       ---------        --------
Profit before taxation                                    3,462            3,837           9,560           5,926
Taxation - Note 7                                         1,768            1,751           3,573           2,504
                                                      ---------       ----------       ---------        --------
Profit after taxation                                     1,694            2,086           5,987           3,422
Minority shareholders' interest                              60               28              86              68
                                                      ---------       ----------       ---------        --------
Profit for the period (a)                                 1,634            2,058           5,901           3,354
                                                      =========       ==========       =========        ========
Earnings per ordinary share - cents (a)
     Basic                                                 7.41             9.18           26.52           14.96
     Diluted                                               7.39             9.13           26.44           14.88
                                                      ---------       ----------       ---------        --------
Earnings per American Depositary Share - cents (a)
     Basic                                                44.46            55.08          159.12           89.76
     Diluted                                              44.34            54.78          158.64           89.28
                                                     ----------       ----------      ----------      ----------

Average number of outstanding ordinary
shares (thousand)                                    22,164,026       22,426,830      22,244,797      22,414,904
                                                     ==========       ==========      ==========      ==========

---------------

(a) A summary of the material adjustments to profit for the period which would be required if generally accepted accounting principles in the United States had been applied instead of those generally accepted in the United Kingdom is given in Note 13.

                                                      BP p.l.c. AND SUBSIDIARIES
                                                      CONSOLIDATED BALANCE SHEET



                                                      June 30, 2003                         December 31, 2002
                                                       (Unaudited)
                                                  ---------------------                 -----------------------
                                                                           ($ million)
Fixed assets
   Intangible assets                                             13,896                                  15,566
   Tangible assets                                               89,285                                  87,682
   Investments                                                   10,684                                  10,811
                                                               --------                                --------
                                                                113,865                                 114,059
Current assets
   Inventories                                       9,759                                   10,181
   Receivables                                      36,892                                   33,150
   Investments                                         329                                      215
   Cash at bank and in hand                          2,115                                    1,520
                                                   -------                                  -------
                                                    49,095                                   45,066
                                                   -------                                  -------

Current liabilities - falling due within one year
   Finance debt                                      5,885                                   10,086
   Accounts payable and accrued liabilities         39,337                                   36,215
                                                   -------                                  -------
                                                    45,222                                   46,301
                                                   -------                                  -------

Net current assets (liabilities)                                  3,873                                  (1,235)
                                                                -------                                 -------
Total assets less current liabilities                           117,738                                 112,824

Noncurrent liabilities
   Finance debt                                     12,709                                   11,922
   Accounts payable and accrued liabilities          3,509                                    3,455
   Provisions for liabilities and charges
      Deferred tax                                  14,322                                   13,514
      Other                                         14,117                                   13,886
                                                   -------                                  -------
                                                                 44,657                                  42,777
                                                               --------                                --------
Net assets                                                       73,081                                  70,047
Minority shareholders' interest - equity                          1,016                                     638
                                                               --------                                --------

BP shareholders' interest (a) - Note 10                          72,065                                  69,409
                                                               ========                                ========

Represented by:
Capital shares
   Preference                                                        21                                      21
   Ordinary                                                       5,526                                   5,595
Paid-in surplus                                                   4,393                                   4,243
Merger reserve                                                   27,057                                  27,033
Retained earnings                                                34,919                                  32,344
Other reserves                                                      149                                     173
                                                               --------                                --------
                                                                 72,065                                  69,409
                                                               ========                                ========

---------------

(a) A summary of the material adjustments to BP shareholders' interest which would be required if generally accepted accounting principles in the United States had been applied instead of those generally accepted in the United Kingdom is given in Note 13.

                           BP p.l.c. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS


                                                               Three months ended            Six months ended
                                                                     June 30                      June 30
                                                                   (Unaudited)                  (Unaudited)
                                                               2003           2002          2003            2002
                                                            ----------------------       -----------------------
                                                                                 ($ million)
Net cash inflow from operating activities                     7,346          5,133        13,307           8,769
                                                            -------        -------       -------         -------
Dividends from joint ventures                                    28             16            41              99
                                                            -------        -------       -------         -------
Dividends from associated undertakings                          177            154           232             207
                                                            -------        -------       -------         -------
Servicing of finance and returns on investments
Interest received                                                52             57            83             105
Interest paid                                                  (446)          (342)         (653)           (651)
Dividends received                                               42             58            48              60
Dividends paid to minority shareholders                         (11)            (3)          (13)            (16)
                                                            -------        -------       -------         -------
Net cash outflow from servicing of finance
and returns on investments                                     (363)          (230)         (535)           (502)
                                                            -------        -------       -------         -------

Taxation
UK corporation tax                                             (280)          (167)         (592)           (354)
Overseas tax                                                 (1,573)          (760)       (1,893)         (1,018)
                                                            -------        -------       -------         -------
Tax paid                                                     (1,853)          (927)       (2,485)         (1,372)
                                                            -------        -------       -------         -------

Capital expenditure and financial investment
Payments for fixed assets                                    (2,760)        (2,793)       (5,637)         (5,592)
Proceeds from the sale of fixed assets                        1,652            939         3,969           1,256
                                                            -------        -------       -------         -------
Net cash outflow for capital expenditure and
financial investment                                         (1,108)        (1,854)       (1,668)         (4,336)
                                                            -------        -------       -------         -------

Acquisitions and disposals
Investments in associated undertakings                         (331)          (488)         (517)           (631)
Acquisitions, net of cash acquired                             (150)          (139)         (150)         (1,689)
Net investment in joint ventures                                 (2)           (68)          (16)           (114)
Proceeds from the sale of businesses                             19          1,584           179           1,615
                                                            -------        -------       -------         -------
Net cash (outflow) inflow for acquisitions
and disposals                                                  (464)           889          (504)           (819)
                                                            -------        -------       -------         -------
Equity dividends paid                                        (1,386)        (1,290)       (2,783)         (2,578)
                                                            -------        -------       -------         -------
Net cash inflow (outflow)                                     2,377          1,891         5,605            (532)
                                                            =======        =======       =======         =======

Financing                                                     1,355          2,017         4,948            (266)
Management of liquid resources                                   93             33           106            (132)
Increase (decrease) in cash                                     929           (159)          551            (134)
                                                            -------        -------       -------         -------
                                                              2,377          1,891         5,605            (532)
                                                            =======        =======       =======         =======

---------------

(a) This cash flow statement has been prepared in accordance with UK GAAP. A cash flow statement presented on a SFAS 95 format is included in Note 13.

                           BP p.l.c. AND SUBSIDIARIES
                CONSOLIDATED STATEMENT OF CASH FLOWS - concluded


                                                               Three months ended            Six months ended
                                                                     June 30                      June 30
                                                                   (Unaudited)                  (Unaudited)
                                                               2003           2002          2003            2002
                                                            ----------------------       -----------------------
                                                                                 ($ million)
Reconciliation of historical cost profit before interest
and tax to net cash inflow from operating activities

Profit before interest and tax                                3,653          4,151        9,971           6,573
Depreciation and amounts provided                             2,653          2,227        5,362           4,380
Exploration expenditure written off                              43            147           93             206
Share of profits of joint ventures and associated
undertakings                                                   (207)          (288)        (511)           (544)
Interest and other income                                      (100)          (118)        (148)           (181)
(Profit) loss on sale of fixed assets and businesses           (280)          (374)        (674)           (265)
Charge for provisions                                           204            325          406             494
Utilization of provisions                                      (316)          (373)        (544)           (611)
Decrease (increase) in inventories                              193           (807)         569          (1,303)
Decrease (increase) in debtors                                3,252         (1,614)      (3,683)         (2,024)
(Decrease) increase in creditors                             (1,749)         1,857        2,466           2,044
                                                            -------        -------       -------         -------
Net cash inflow from operating activities                     7,346          5,133       13,307           8,769
                                                            =======        =======       =======         =======

Financing
Long-term borrowing                                            (208)          (752)      (1,223)         (2,498)
Repayments of long-term borrowing                               607            663        1,010             897
Short-term borrowing                                           (418)          (753)      (1,044)         (4,252)
Repayments of short-term borrowing                              388          2,891        4,287           5,710
                                                            -------        -------       -------         -------
                                                                369          2,049        3,030            (143)

Issue of ordinary share capital                                 (14)           (32)         (81)           (123)
Repurchase of ordinary share capital                          1,000              -        1,999               -
                                                            -------        -------       -------         -------
Net cash outflow (inflow) from financing                      1,355          2,017        4,948            (266)
                                                            =======        =======       =======         =======

---------------

(a) This cash flow statement has been prepared in accordance with UK GAAP. A cash flow statement presented on a SFAS 95 format is included in Note 13.

                           BP p.l.c. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. The results for the interim periods are unaudited and in the opinion of management include all adjustments necessary for a fair presentation of the results for the periods presented. The interim financial statements and notes included in this Report should be read in conjunction with the consolidated financial statements and related notes for the year ended December 31, 2002 included in BP's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

                                                      Three months ended              Six months ended
                                                           June 30                        June 30
                                                         (Unaudited)                    (Unaudited)
                                                     2003             2002          2003             2002
                                                  ------------------------       ------------------------
                                                                        ($ million)
2.   Turnover
     By business
     Exploration and Production                     7,433            6,539        16,501           12,177
     Gas, Power and Renewables                     14,875            8,235        32,873           16,003
     Refining and Marketing                        36,949           31,870        78,384           56,759
     Petrochemicals                                 4,003            3,584         7,941            6,226
     Other businesses and corporate                   129              136           240              271
                                                  -------          -------       -------          -------
                                                   63,389           50,364       135,939           91,436
     Less: sales between businesses                 7,082            6,709        15,844           11,491
                                                  -------          -------       -------          -------
     Group excluding joint ventures                56,307           43,655       120,095           79,945
     Share of sales of joint ventures                 364              404           762              683
                                                  -------          -------       -------          -------
                                                   56,671           44,059       120,857           80,628
                                                  =======          =======       =======          =======

     By geographical area
     Group excluding joint ventures
     UK                                            13,456           12,509        28,883           23,504
     Rest of Europe                                12,206           12,219        25,228           21,338
     USA                                           25,984           19,663        57,082           34,928
     Rest of World                                 12,102            8,035        25,838           15,019
                                                  -------          -------       -------          -------
                                                   63,748           52,426       137,031           94,789
     Less: sales between areas                      7,441            8,771        16,936           14,844
                                                  -------          -------       -------          -------
                                                   56,307           43,655       120,095           79,945
                                                  =======          =======       =======          =======
3.   Production taxes
     UK petroleum revenue tax                          58               90           191              153
     Overseas production taxes                        324              225           695              409
                                                  -------          -------       -------          -------
                                                      382              315           886              562
                                                  =======          =======       =======          =======
4.   Exploration expense
     Exploration and Production
         UK                                             2                4             5               10
         Rest of Europe                                 5               13             9               36
         USA                                           47              133            84              175
         Rest of World                                 47               72           115              125
                                                  -------          -------       -------          -------
                                                      101              222           213              346
                                                  =======          =======       =======          =======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


                                                      Three months ended              Six months ended
                                                           June 30                        June 30
                                                         (Unaudited)                    (Unaudited)
                                                     2003             2002          2003             2002
                                                  ------------------------       ------------------------
                                                                        ($ million)
5.   Analysis of exceptional items
     Profit (loss) on sale of fixed assets and
     businesses or termination of operations
     Exploration and Production                       333              427           766              432
     Gas, Power and Renewables                          6               (1)            6               (1)
     Refining and Marketing                           (49)              31          (101)             (14)
     Petrochemicals                                     2              (85)            9             (145)
     Other businesses and corporate                   (12)               4            (6)              (5)
                                                  -------          -------       -------          -------
     Exceptional items before taxation                280              376           674              267
     Taxation charge                                 (149)            (160)         (203)            (121)
                                                  -------          -------       -------          -------
     Exceptional items after taxation                 131              216           471              146
                                                  =======          =======       =======          =======

6.   Interest expense
     Group interest payable                           163              261           350              528
     Capitalized                                      (43)             (25)          (77)             (40)
                                                  -------          -------       -------          -------
                                                      120              236           273              488
     Joint ventures                                    17               15            30               29
     Associated undertakings                           12               21            22               45
     Unwinding of discount on provisions               42               42            86               85
                                                  -------          -------       -------          -------
                                                      191              314           411              647
                                                  =======          =======       =======          =======

7.   Charge for taxation
     Current                                        1,406            1,040         2,987            1,573
     Deferred (a)                                     362              711           586              931
                                                  -------          -------       -------          -------
                                                    1,768            1,751         3,573            2,504
                                                  =======          =======       =======          =======
     UK (a)                                           413              646           898              835
     Overseas                                       1,355            1,105         2,675            1,669
                                                  -------          -------       -------          -------
                                                    1,768            1,751         3,573            2,504
                                                  =======          =======       =======          =======
(a)  Includes the adjustment to the North Sea
     deferred tax balance for the supplementary
     UK corporation tax of 10%                          -              355             -              355
                                                  -------          -------       -------          -------

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


8. Business and geographical analysis

                                                           Gas,                                  Other
                                      Exploration         Power     Refining                businesses
By business                                   and           and          and       Petro-          and
                                       Production    Renewables    Marketing    Chemicals    corporate    Eliminations     Total
                                      -----------    ----------    ---------    ---------   ----------    ------------    ------
                                                                       ($ million)
Three months
ended June 30, 2003
Group turnover
-   third parties                           2,125        14,420       35,785        3,848          129               -    56,307
-   sales between businesses                5,308           455        1,164          155            -          (7,082)        -
                                      -----------    ----------    ---------    ---------   ----------    ------------    ------
                                            7,433        14,875       36,949        4,003          129          (7,082)   56,307
                                      -----------    ----------    ---------    ---------   ----------    ------------    ------

Share of sales by joint ventures              168             -          112           84            -               -       364
                                      -----------    ----------    ---------    ---------   ----------    ------------    ------
Equity accounted income                       161            (2)          37            2            9               -       207
                                      -----------    ----------    ---------    ---------   ----------    ------------    ------

Total operating profit (loss)               3,150            31          116          210         (134)              -     3,373
Exceptional items                             333             6          (49)           2          (12)              -       280
                                      -----------    ----------    ---------    ---------   ----------    ------------    ------
Profit (loss) before interest
and tax                                     3,483            37           67          212         (146)              -     3,653
                                      -----------    ----------    ---------    ---------   ----------    ------------    ------
Capital expenditure and
acquisitions                                2,462            98          385          198          183               -     3,326

Three months
ended June 30, 2002
Group turnover
-   third parties                           1,246         7,816       30,922        3,535          136               -    43,655
-   sales between businesses                5,293           419          948           49            -          (6,709)        -
                                      -----------    ----------    ---------    ---------   ----------    ------------    ------
                                            6,539         8,235       31,870        3,584          136          (6,709)   43,655
                                      -----------    ----------    ---------    ---------   ----------    ------------    ------

Share of sales by joint ventures              137             -          102          165            -               -       404
                                      -----------    ----------    ---------    ---------   ----------    ------------    ------
Equity accounted income                       127            38           51           57           12               -       285
                                      -----------    ----------    ---------    ---------   ----------    ------------    ------

Total operating profit (loss)               2,457           118        1,047          281         (128)              -     3,775
Exceptional items                             427            (1)          31          (85)           4               -       376
                                      -----------    ----------    ---------    ---------   ----------    ------------    ------
Profit (loss) before interest
and tax                                     2,884           117        1,078          196         (124)              -     4,151
                                      -----------    ----------    ---------    ---------   ----------    ------------    ------
Capital expenditure and
acquisitions                                2,573           132        2,965          170          267               -     6,107

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


8. Business and geographical analysis - continued

                                                          Rest of              Rest of
By geographical area                                 UK    Europe        USA     World     Eliminations      Total
                                                -------  --------    -------  --------    -------------    -------
                                                                          ($ million)
Three months ended June 30, 2003
Group turnover   -third parties                   9,991     9,934     25,520    10,862                -     56,307
                 -sales between areas             3,465     2,272        464     1,240           (7,441)         -
                                                -------  --------    -------  --------    -------------    -------
                                                 13,456    12,206     25,984    12,102           (7,441)    56,307
                                                -------  --------    -------  --------    -------------    -------

Share of sales by joint ventures                     18        66         45       235                -        364
                                                -------  --------    -------  --------    -------------    -------
Equity accounted income                               4         5         28       170                -        207
                                                -------  --------    -------  --------    -------------    -------

Total operating profit (loss)                       285       429      1,487     1,172                -      3,373
Exceptional items                                   537        10        (91)     (176)               -        280
                                                -------  --------    -------  --------    -------------    -------
Profit before interest and tax                      822       439      1,396       996                -      3,653
                                                -------  --------    -------  --------    -------------    -------

Capital expenditure and acquisitions                361       167      1,542     1,256                -      3,326

Three months ended June 30, 2002

Group turnover   -third parties                   8,172    10,311     18,643     6,529                -     43,655
                 -sales between areas             4,337     1,908      1,020     1,506           (8,771)         -
                                                -------  --------    -------  --------    -------------    -------
                                                 12,509    12,219     19,663     8,035           (8,771)    43,655
                                                -------  --------    -------  --------    -------------    -------

Share of sales by joint ventures                     72        70         60       202                -        404
                                                -------  --------    -------  --------    -------------    -------
Equity accounted income                              (3)       50         74       164                -        285
                                                -------  --------    -------  --------    -------------    -------

Total operating profit (loss)                       516       596      1,518     1,145                -      3,775
Exceptional items                                   (24)      (45)       482       (37)               -        376
                                                -------  --------    -------  --------    -------------    -------
Profit before interest and tax                      492       551      2,000     1,108                -      4,151
                                                -------  --------    -------  --------    -------------    -------

Capital expenditure and acquisitions                400     2,953      1,467     1,287                -      6,107

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


8. Business and geographical analysis - continued

                                                           Gas,                                  Other
                                      Exploration         Power     Refining                businesses
By business                                   and           and          and       -Petro          and
                                       Production    Renewables    Marketing    Chemicals    corporate    Eliminations     Total
                                      -----------    ----------    ---------    ---------   ----------    ------------    ------
                                                                       ($ million)
Six months
ended June 30, 2003
Group turnover
-   third parties                           4,156        31,869       76,165        7,665          240               -   120,095
-   sales between businesses               12,345         1,004        2,219          276            -         (15,844)        -
                                      -----------    ----------    ---------    ---------   ----------    ------------    ------
                                           16,501        32,873       78,384        7,941          240         (15,844)  120,095
                                      -----------    ----------    ---------    ---------   ----------    ------------    ------

Share of sales by joint ventures              349             -          212          201            -               -       762
                                      -----------    ----------    ---------    ---------   ----------    ------------    ------
Equity accounted income                       395            (3)          74           27           18               -       511
                                      -----------    ----------    ---------    ---------   ----------    ------------    ------

Total operating profit (loss)               7,482           252        1,367          495         (299)              -     9,297
Exceptional items                             766             6         (101)           9           (6)              -       674
                                      -----------    ----------    ---------    ---------   ----------    ------------    ------
Profit (loss) before interest
and tax                                     8,248           258        1,266          504         (305)              -     9,971
                                      -----------    ----------    ---------    ---------   ----------    ------------    ------
Capital expenditure and
acquisitions                                4,599           166          922          294          219               -     6,200

Six months
ended June 30, 2002
Group turnover
-   third parties                           3,337        15,129       55,143        6,065          271               -    79,945
-   sales between businesses                8,840           874        1,616          161            -         (11,491)        -
                                      -----------    ----------    ---------    ---------   ----------    ------------    ------
                                           12,177        16,003       56,759        6,226          271         (11,491)   79,945
                                      -----------    ----------    ---------    ---------   ----------    ------------    ------

Share of sales by joint ventures              232             -          179          272            -               -       683
                                      -----------    ----------    ---------    ---------   ----------    ------------    ------
Equity accounted income                       252            92          102           66           29               -       541
                                      -----------    ----------    ---------    ---------   ----------    ------------    ------

Total operating profit (loss)               4,388           233        1,610          328         (253)              -     6,306
Exceptional items                             432            (1)         (14)        (145)          (5)              -       267
                                      -----------    ----------    ---------    ---------   ----------    ------------    ------
Profit (loss) before interest
and tax                                     4,820           232        1,596          183         (258)              -     6,573
                                      -----------    ----------    ---------    ---------   ----------    ------------    ------
Capital expenditure and
acquisitions                                4,886           178        6,102          358          319               -    11,843

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


8. Business and geographical analysis - concluded


                                                               Rest of              Rest of
By geographical area                                      UK    Europe        USA     World     Eliminations      Total
                                                     -------  --------    -------  --------    -------------    -------
                                                                               ($ million)
Six months ended June 30, 2003
Group turnover   -third parties                       21,205    20,696     56,132    22,062                -    120,095
                 -sales between areas                  7,678     4,532        950     3,776          (16,936)         -
                                                     -------  --------    -------  --------    -------------    -------
                                                      28,883    25,228     57,082    25,838          (16,936)   120,095
                                                     -------  --------    -------  --------    -------------    -------

Share of sales by joint ventures                          46       155         87       474                -        762
                                                     -------  --------    -------  --------    -------------    -------
Equity accounted income                                    3         2         63       443                -        511
                                                     -------  --------    -------  --------    -------------    -------

Total operating profit                                 1,403     1,119      3,976     2,799                -      9,297
Exceptional items                                        525       (31)      (237)      417                -        674
                                                     -------  --------    -------  --------    -------------    -------
Profit before interest and tax                         1,928     1,088      3,739     3,216                -      9,971
                                                     -------  --------    -------  --------    -------------    -------

Capital expenditure and acquisitions                     662       369      2,938     2,231                -      6,200

Six months ended June 30, 2002
Group turnover   -third parties                       16,584    17,629     33,641    12,091                -     79,945
                 -sales between areas                  6,920     3,709      1,287     2,928          (14,844)         -
                                                     -------  --------    -------  --------    -------------    -------
                                                      23,504    21,338     34,928    15,019          (14,844)    79,945
                                                     -------  --------    -------  --------    -------------    -------

Share of sales by joint ventures                         104       126        103       350                -        683
                                                     -------  --------    -------  --------    -------------    -------
Equity accounted income                                   (5)      111        129       306                -        541
                                                     -------  --------    -------  --------    -------------    -------

Total operating profit                                 1,092     1,094      1,960     2,160                -      6,306
Exceptional items                                        (33)      (35)       373       (38)               -        267
                                                     -------  --------    -------  --------    -------------    -------
Profit before interest and tax                         1,059     1,059      2,333     2,122                -      6,573
                                                     -------  --------    -------  --------    -------------    -------

Capital expenditure and acquisitions                     809     5,805      2,998     2,231                -     11,843

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


                                                               Three months ended            Six months ended
                                                                    June 30                       June 30
                                                                  (Unaudited)                   (Unaudited)
                                                              2003            2002           2003           2002
                                                           -----------------------        ----------------------
                                                                                ($ million)
9.   Analysis of changes in net debt
     Opening balance
     Finance debt                                           19,042          24,531         22,008         21,417
     Less:   Cash                                            1,151           1,379          1,520          1,358
             Current asset investments                         228             286            215            450
                                                           -------         -------        -------        -------
     Opening net debt                                       17,663          22,866         20,273         19,609
                                                           -------         -------        -------        -------
     Closing balance
     Finance debt                                           18,594          21,409         18,594         21,409
     Less:   Cash                                            2,115           1,284          2,115          1,284
             Current asset investments                         329             285            329            285
                                                           -------         -------        -------        -------
     Closing net debt                                       16,150          19,840         16,150         19,840
                                                           -------         -------        -------        -------
     Decrease (increase) in net debt                         1,513           3,026          4,123           (231)
                                                           =======         =======        =======        =======

     Movement in cash/bank overdrafts                          929            (159)           551           (134)
     Increase (decrease) in current asset investments           93              33            106           (132)
     Net cash outflow (inflow) from financing
     (excluding share capital)                                 369           2,049          3,030           (143)
     Partnership interests exchanged for BP loan notes           -           1,135              -          1,135
     Exchange of Exchangeable Bonds for
     Lukoil American Depositary Shares                           -               -            420              -
     Other movements                                           106              19            170             44
     Debt acquired                                               -               -              -           (999)
                                                           -------         -------        -------        -------
     Movements in net debt before exchange effects           1,497           3,077          4,277           (229)
     Exchange adjustments                                       16             (51)          (154)            (2)
                                                           -------         -------        -------        -------
     Decrease (increase) in net debt                         1,513           3,026          4,123           (231)
                                                           =======         =======        =======        =======

10.  Movement in BP shareholders' interest                                                   $ million

     Balance at December 31, 2002                                                               69,409

     Profit for the period                                                                       5,901
     Distribution to shareholders                                                               (2,820)
     Currency translation differences (net of tax)                                               1,493
     Issue of ordinary share capital for employee share schemes                                     81
     Repurchase of ordinary share capital                                                       (1,999)
                                                                                               -------
     Balance at June 30, 2003                                                                   72,065
                                                                                               =======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


11.  Earnings per share

     Basic earnings per share excludes the dilutive effects of options, warrants and convertible securities. Diluted earnings per share reflects the potential dilution that could occur if options, warrants or convertible securities were exercised or converted into ordinary shares that shared in the earnings of the Group. The dilutive effect of outstanding share options is as follows:

                                                             Three months ended                Six months ended
                                                                  June 30                           June 30
                                                                (Unaudited)                       (Unaudited)
                                                           2003             2002             2003             2002
                                                    ----------------------------      ----------------------------
                                                                           (shares thousand)
     Weighted average number of ordinary shares      22,164,026       22,426,830       22,244,797       22,414,904
     Ordinary shares issuable under employee
     share schemes                                       54,194          112,433           70,293          118,702
                                                   ------------     ------------    -------------    -------------
                                                     22,218,220       22,539,263       22,315,090       22,533,606
                                                   ============     ============    =============    =============

12.  Share-based compensation

     BP accounts for share options granted to employees using the intrinsic-value method. If the fair value of options granted in any particular year is estimated and this value amortized over the vesting period of the options, an indication of the cost of granting options to employees can be made. The fair value of each share option granted has been estimated using a Black-Scholes option pricing model.

     The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, `Accounting for Stock-Based Compensation', to share based employee compensation.

                                                               Three months ended                 Six months ended
                                                                     June 30                          June 30
                                                                   (Unaudited)                      (Unaudited)
                                                              2003             2002            2003             2002
                                                           ------------------------         ------------------------
                                                                                  ($ million)
Profit for the period applicable to ordinary shares,
  as reported                                                1,634            2,058           5,901            3,354
Deduct: Total stock-based employee compensation
  expense determined under fair value based method
  for all awards, net of related tax effects                   (23)             (22)            (47)             (48)
                                                           -------          -------         -------          -------
Pro forma net income                                         1,611            2,036           5,854            3,306
                                                           =======          =======         =======          =======
                                                                                 (cents)
Earnings per ordinary share
  Basic - as reported                                         7.41             9.18           26.52            14.96
  Basic - pro forma                                           7.31             9.08           26.31            14.75

  Diluted - as reported                                       7.39             9.13           26.44            14.88
  Diluted - pro forma                                         7.28             9.03           26.23            14.67

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

13.  US generally accepted accounting principles

     The consolidated financial statements of the BP Group are prepared in accordance with UK GAAP which differs in certain respects from US GAAP. The principal differences between US GAAP and UK GAAP for BP Group reporting relate to the following:

     (i)  Group consolidation

          Where the Group conducts activities through a joint arrangement that is not carrying on a trade or business in its own right, the Group accounts for its own assets, liabilities and cash flows of the activity measured according to the terms of the arrangement. For the Group this method of accounting applies to certain oil and natural gas activities and undivided interests in pipelines. US GAAP permits these activities to be accounted for by proportional consolidation, which is equivalent to UK GAAP.

          Joint ventures and associated undertakings are accounted for by the equity method. UK GAAP requires the consolidated financial statements to show separately the Group proportion of operating profit or loss, exceptional items, interest expense and taxation of joint ventures and associated undertakings. In addition the Group's share of turnover of joint ventures should be disclosed. For US GAAP the after tax profits or losses (i.e. operating results after exceptional items, inventory holding gains or losses, interest expense and taxation) are included in the income statement as a single line item.

          UK GAAP requires the Group's share of the gross assets and gross liabilities of joint ventures to be shown on the face of the balance sheet whereas under US GAAP the net investment is included as a single line item.

          The following summarizes the reclassifications for joint ventures and associated undertakings necessary to accord with US GAAP.

                                                                       Three months ended June 30, 2003
                                                                                  (Unaudited)
                                                               ------------------------------------------------
                                                                     As                                 US GAAP
     Increase (decrease) in caption heading                    Reported    Reclassification        Presentation
                                                               ------------------------------------------------
                                                                                ($ million)
     Consolidated statement of income
     Other income                                                   197                 175                 372
     Share of profits of JVs and associated undertakings            207                (207)                  -
     Exceptional items before taxation                              280                   -                 280
     Interest expense                                               191                 (29)                162
     Taxation                                                     1,768                  (3)              1,765
     Profit for the period                                        1,634                   -               1,634

                                                                       Six months ended June 30, 2003
                                                                                 (Unaudited)
                                                               ------------------------------------------------
                                                                     As                                 US GAAP
                                                               Reported    Reclassification        Presentation
                                                               ------------------------------------------------
                                                                                ($ million)
     Consolidated statement of income
     Other income                                                   328                 391                 719
     Share of profits of JVs and associated undertakings            511                (511)                  -
     Exceptional items before taxation                              674                   -                 674
     Interest expense                                               411                 (52)                359
     Taxation                                                     3,573                 (68)              3,505
     Profit for the year                                          5,901                   -               5,901

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


13.  US generally accepted accounting principles - continued

     (i)  Group consolidation (concluded)

                                                                        Three months ended June 30, 2002
                                                                                   (Unaudited)
                                                               ------------------------------------------------
                                                                     As                                 US GAAP
     Increase (decrease) in caption heading                    Reported    Reclassification        Presentation
                                                               ------------------------------------------------
                                                                                ($ million)
     Consolidated statement of income
     Other income                                                   147                 192                 339
     Share of profits of JVs and associated undertakings            285                (285)                  -
     Exceptional items before taxation                              376                  (2)                374
     Interest expense                                               314                 (36)                278
     Taxation                                                     1,751                 (59)              1,692
     Profit for the period                                        2,058                   -               2,058


                                                                         Six months ended June 30, 2002
                                                                                   (Unaudited)
                                                               ------------------------------------------------
                                                                     As                                 US GAAP
                                                               Reported    Reclassification        Presentation
                                                               ------------------------------------------------
                                                                                ($ million)
     Consolidated statement of income
     Other income                                                   272                 345                 617
     Share of profits of JVs and associated undertakings            541                (541)                  -
     Exceptional items before taxation                              267                  (2)                265
     Interest expense                                               647                 (74)                573
     Taxation                                                     2,504                (124)              2,380
     Profit for the year                                          3,354                   -               3,354


     (ii) Exceptional items

          Under UK GAAP certain exceptional items are shown separately on the face of the income statement after operating profit. These items are profits or losses on the sale of fixed assets and businesses or termination of operations and fundamental restructuring charges. Under US GAAP these items are classified as operating income or expenses.

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


13.  US generally accepted accounting principles - continued

     (iii)Deferred taxation/business combinations

          US GAAP requires the recognition of a deferred tax asset or liability for the tax effects of differences between the assigned values and the tax bases of assets acquired and liabilities assumed in a purchase business combination, whereas under UK GAAP no such deferred tax asset or liability is recognized. Under US GAAP the deferred tax asset or liability is amortized over the same period as the assets and liabilities to which it relates.

          The adjustments to profit for the period and to BP shareholders' interest to accord with US GAAP are summarized below.

                                                           Three months ended             Six months ended
                                                                June 30                        June 30
          Increase (decrease) in caption heading              (Unaudited)                    (Unaudited)
                                                         2003              2002        2003              2002
                                                        -----------------------       -----------------------
                                                                            ($ million)
          Cost of sales                                   457               139       1,149               290
          Taxation                                       (455)              (80)     (1,183)             (174)
          Profit for the period                            (2)              (59)         34              (116)
                                                      =======           =======     =======           =======

                                                                                        At               At
                                                                                     June 30,       December 31,
                                                                                       2003             2002
                                                                                   (Unaudited)
                                                                                   -----------      ------------
                                                                                            ($ million)
         Tangible assets                                                                6,374              7,408
         Deferred taxation                                                              6,432              7,486
         BP shareholders' interest                                                        (58)               (78)
                                                                                       ======             ======

     (iv) Provisions

          UK GAAP requires provisions for decommissioning, environmental liabilities and onerous contracts to be determined on a discounted basis if the effect of the time value of money is material. The provisions for decommissioning and environmental liabilities are estimated using costs based on current prices and discounted using real discount rates. Unwinding of the discount and the effect of a change in the discount rate is included in interest expense in the period. When a decommissioning provision is set up, a tangible fixed asset of the same amount is also recognized and is subsequently depreciated as part of the capital costs of the facilities.

          On January 1, 2003 the Group adopted Statement of Financial Accounting Standards No. 143 `Accounting for Asset Retirement Obligations' (SFAS
          143). SFAS 143 requires companies to record liabilities equal to the fair value of their asset retirement obligations when they are incurred (typically when the asset is installed at the production location). When the liability is initially recorded, companies capitalize an equivalent amount as part of the cost of the asset. Over time the liability is accreted for the change in its present value each period, and the initial capitalized cost is depreciated over the useful life of the related asset.

          The provisions for decommissioning under SFAS 143 are set up on a similar basis to UK GAAP except that estimated future cash outflows are discounted using a credit-adjusted risk-free rate rather than a real discount rate.

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


13.  US generally accepted accounting principles - continued

     (iv) Provisions - continued

          The cumulative effect of adopting SFAS 143 at January 1, 2003 resulted in an after tax credit to income, as adjusted to accord with US GAAP, of $1,002 million. The effect of adoption also included an increase in total assets, as adjusted to accord with US GAAP, of $687 million and a reduction in total liabilities, as adjusted to accord with US GAAP, of $315 million. The effect of adoption on the three months and six months ended June 30, 2003 was to decrease profit for the period before cumulative effect of accounting changes as adjusted to accord with US GAAP by $84 million and $107 million respectively.

          Under US GAAP environmental liabilities are discounted only where the timing and amounts of payments are fixed and reliably determinable.

          The adjustments to profit for the period and to BP shareholders' interest to accord with US GAAP are summarized below.

                                                           Three months ended             Six months ended
                                                                June 30                        June 30
          Increase (decrease) in caption heading              (Unaudited)                    (Unaudited)
                                                         2003              2002        2003              2002
                                                        -----------------------       -----------------------
                                                                            ($ million)
         Cost of sales                                    (15)               32         (37)              109
         Interest expense                                  18               (42)         12               (85)
         Taxation                                          (2)               (8)          -               (16)
         Profit for the period before cumulative
         effect of accounting changes                      (1)               18          25                (8)
         Cumulative effect of accounting changes            -                 -       1,002                 -
         Profit for the period                             (1)               18       1,027                (8)
                                                      =======           =======     =======           =======

                                                                                        At               At
                                                                                     June 30,       December 31,
                                                                                       2003             2002
                                                                                   (Unaudited)
                                                                                   -----------      ------------
                                                                                            ($ million)
         Tangible assets                                                                 (694)            (1,297)
         Provisions                                                                      (660)               412
         Deferred taxation                                                                 (7)              (621)
         BP shareholders' interest                                                        (27)            (1,088)
                                                                                       ======             ======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


13.  US generally accepted accounting principles - continued

     (iv) Provisions (concluded)

          The following pro forma data summarize the results of operations assuming SFAS 143 was applied retroactively with effect from January 1, 2002 for the three and six months ended June 30, 2003 and 2002.

                                                            Three months ended          Six months ended
                                                                  June 30                   June 30
                                                                (Unaudited)               (Unaudited)
                                                            2003           2002        2003           2002
                                                           -----          -----       -----          -----
                                                                                ($ million)
         Profit for the period applicable to ordinary
           shares as adjusted to accord with US GAAP
              As reported                                  2,266          2,434       7,000          4,485
              Pro forma                                    2,266          2,458       7,000          4,530

         Per ordinary share - cents
              Basic - as reported                          10.26          10.85       31.46          20.01
              Basic - pro forma                            10.26          10.96       31.46          20.21

              Diluted - as reported                        10.22          10.79       31.36          19.90
              Diluted - pro forma                          10.22          10.90       31.36          20.10

         Per American Depositary Share - cents
              Basic - as reported                          61.56          65.10      188.76         120.06
              Basic - pro forma                            61.56          65.76      188.76         121.26

              Diluted - as reported                        61.32          64.74      188.16         119.40
              Diluted - pro forma                          61.32          65.40      188.16         120.60


          The pro forma asset retirement obligation at January 1, 2002 and December 31, 2002, assuming SFAS 143 was applied retroactively with effect from January 1, 2002, amounts to $3,268 million and $3,469 million, respectively.

     (v) Sale and leaseback

          The sale and leaseback of an office building in Chicago, Illinois in 1998 was treated as a sale for UK GAAP whereas it was treated as a financing transaction under US GAAP. The remaining interest in this building was sold in January 2003.

          Provisions were recognized under UK GAAP in 1999 and 2002 to cover the likely shortfall on rental income from subletting the Chicago office building. As the original sale and leaseback was not treated as a sale for US GAAP the provision was reversed for US GAAP. Following the disposal of the building a provision has now been recognized for US GAAP.

          Under UK GAAP the profit arising on the sale and operating leaseback of certain railcars in 1999 was taken to income in the period in which the transaction occurred. Under US GAAP this profit was not recognized immediately but amortized over the term of the operating lease.

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

13.  US generally accepted accounting principles - continued

     (v)  Sale and leaseback (concluded)

          The adjustments to profit for the period and BP shareholders' interest to accord with US GAAP are summarized below.

                                                           Three months ended             Six months ended
                                                                June 30                        June 30
          Increase (decrease) in caption heading              (Unaudited)                    (Unaudited)
                                                         2003              2002        2003              2002
                                                        -----------------------       -----------------------
                                                                            ($ million)
         Cost of sales                                     (4)                2        (112)                7
         Taxation                                           2                (1)         39                (2)
         Profit for the period                              2                (1)         73                (5)
                                                      =======           =======     =======           =======

                                                                                        At               At
                                                                                     June 30,       December 31,
                                                                                       2003             2002
                                                                                   (Unaudited)
                                                                                   -----------      ------------
                                                                                            ($ million)
         Tangible assets                                                                     -                161
         Other accounts payable and accrued liabilities                                     26                 27
         Provisions                                                                         23               (117)
         Finance debt                                                                        -                413
         Deferred taxation                                                                 (17)               (56)
         BP shareholders' interest                                                         (32)              (106)
                                                                                        ======             ======

     (vi) Goodwill and intangible assets

          Various differences in the basis for determining goodwill between UK and US GAAP result in goodwill for US GAAP reporting differing from the amount recognized under UK GAAP.

          On January 1, 2002 the Group adopted Statement of Financial Accounting Standards No. 142 `Goodwill and Other Intangible Assets' (SFAS 142) for US GAAP reporting. This standard eliminates the requirement to amortize goodwill and indefinite lived intangible assets. Rather, such assets are subject to periodic impairment testing. Intangible assets that are not deemed to have an indefinite life continue to be amortized over their estimated useful lives. Amortization of goodwill charged to income under UK GAAP has been reversed for US GAAP.

          The adjustments to profit for the period and to BP shareholders' interest to accord with US GAAP are summarized below.

                                                           Three months ended             Six months ended
                                                                June 30                        June 30
          Increase (decrease) in caption heading              (Unaudited)                    (Unaudited)
                                                         2003              2002        2003              2002
                                                        -----------------------       -----------------------
                                                                            ($ million)
         Cost of sales                                   (343)             (322)       (685)             (643)
         Profit for the period                            343               322         685               643
                                                      =======           =======     =======           =======

                                                                                        At               At
                                                                                     June 30,       December 31,
                                                                                       2003             2002
                                                                                   (Unaudited)
                                                                                   -----------      ------------
                                                                                            ($ million)
         Intangible assets                                                                618                (84)
         BP shareholders' interest                                                        618                (84)
                                                                                       ======             ======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


13.  US generally accepted accounting principles - continued

     (vi) Goodwill and intangible assets (concluded)

          Changes to exploration expenditure, goodwill and other intangible assets, as adjusted to accord with US GAAP, during the three months ended June 30, 2003 are shown below.

                                     Exploration                         Other
                                     expenditure       Goodwill    intangibles          Total
                                     --------------------------------------------------------
                                                          ($ million)
         Net book amount
         At January 1, 2003                4,944         10,354            488         15,786
         Amortization expense                (93)             -            (38)          (131)
         Other movements                    (754)          (140)            46           (848)
                                     --------------------------------------------------------
         At June 30, 2003                  4,097         10,214            496         14,807
                                     ========================================================

          Amortization expense relating to other intangibles is expected to be in the range $100-$200 million in each of the succeeding five years.

          During the second quarter of 2003 the Group completed a goodwill impairment review using the two-step process prescribed in SFAS 142. The first step includes a comparison of the fair value of a reporting unit to its carrying value, including goodwill. Where the carrying value exceeds the fair value, the goodwill of the reporting unit is potentially impaired and the second step is then completed in order to measure the impairment loss, if any. No impairment charge resulted from this review.

    (vii) Derivative financial instruments and hedging activities

          SFAS 133 `Accounting for Derivative Instruments and Hedging Activities' requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. To the extent that certain criteria are met, SFAS 133 permits, but does not require, hedge accounting.

          In the normal course of business the Group is a party to derivative financial instruments with off-balance sheet risk, primarily to manage its exposure to fluctuations in foreign currency exchange rates and interest rates, including management of the balance between floating rate and fixed rate debt. The Group also manages certain of its exposures to movements in oil and natural gas prices. In addition, the Group trades derivatives in conjunction with these risk management activities.

          All oil price derivatives and all derivatives held for trading are carried on the Group's balance sheet at fair value with changes in that value recognized in earnings of the period for both UK and US GAAP. Certain financial derivatives used to manage foreign currency and interest rate risk that qualify for hedge accounting under UK GAAP are marked to market under SFAS 133. Under US GAAP the fair values of derivative financial instruments are shown as current assets and liabilities as appropriate.

          The Group has a number of long-term natural gas contracts which have been in place for many years. The pricing structure for certain of these contracts is not directly related to the market price of natural gas but to the price of other commodities or indices, such as fuel oil or consumer price indices. Under US GAAP, these contracts are marked-to-market.

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

13.  US generally accepted accounting principles - continued

    (vii) Derivative financial instruments and hedging activities (concluded)

          In October 2002, the FASB Emerging Issues Task Force (EITF) reached a consensus which rescinded EITF Issue No. 98-10, 'Accounting for Contracts Involved in Energy Trading and Risk Management Activities' (EITF 98-10). As a result of this consensus, all energy-related, non-derivative contracts (such as transportation, storage, tolling, and requirements contracts that do not meet the definition of a derivative) and trading inventories that are accounted for at fair value pursuant to EITF 98-10 are no longer accounted for at fair value upon application of the consensus. Rather, such contracts are accounted for as executory contracts on an accruals basis.

          The consensus is applicable for all contracts executed after October 25, 2002. Application of the consensus to contracts existing prior to October 26, 2002 is required to be accounted for as a cumulative effect of a change in accounting principle effective for periods beginning after December 15, 2002.

          For BP's reporting under UK GAAP, energy-related non-derivative contracts associated with trading activities are marked to market with gains and losses recognized in the income statement.

          The cumulative effect of adopting the consensus at January 1, 2003 resulted in an after tax credit to income, as adjusted to accord with US GAAP, of $50 million.

          Also in October 2002, the FASB Emerging Issues Task Force (EITF) reached a consensus with regards to EITF Issue No. 02-3, `Issues Involved in Accounting for Contracts Under EITF Issue No. 98-10 "Accounting for Contracts Involved in Energy Trading and Risk
          Management Activities"' (EITF 02-3). Under this consensus trading inventories are recorded on the balance sheet at historical cost. The Group marks trading inventories to market at the balance sheet date. Thus a UK/US GAAP difference arises which impacts both profit for the year and BP shareholders' interest due to the difference in inventory valuations.

          The adjustments to profit for the period and to BP shareholders' interest to accord with US GAAP are summarized below.

                                                           Three months ended             Six months ended
                                                                June 30                        June 30
          Increase (decrease) in caption heading              (Unaudited)                    (Unaudited)
                                                         2003              2002        2003              2002
                                                        -----------------------       -----------------------
                                                                            ($ million)
         Cost of sales                                   (447)             (163)       (435)             (967)
         Taxation                                         156                65         152               346
         Profit for the period before cumulative
           effect of accounting changes                   291                98         283               621
         Cumulative effect of accounting changes            -                 -          50                 -
         Profit for the period                            291                98         333               621
                                                      =======           =======     =======           =======

                                                                                        At               At
                                                                                     June 30,       December 31,
                                                                                       2003             2002
                                                                                   (Unaudited)
                                                                                   -----------      ------------
                                                                                            ($ million)
         Inventories                                                                        9               (209)
         Accounts payable and accrued liabilities                                         307                 13
         Deferred taxation                                                                118                (61)
         BP shareholders' interest                                                        208               (135)
                                                                                       ======             ======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


13.  US generally accepted accounting principles - continued

   (viii) Gain arising on asset exchange

          For UK GAAP the transaction with Solvay in the fourth quarter of 2001, which led to the exchange of businesses for an interest in a joint venture and an associated undertaking, has been treated as an asset swap which does not give rise to a gain or loss. Under US GAAP the transaction has been treated as a disposal and acquisition at fair value which gave rise to a gain on disposal.

          The adjustments to profit for the period and to BP shareholders' interest to accord with US GAAP are summarized below.

                                                           Three months ended             Six months ended
                                                                June 30                        June 30
          Increase (decrease) in caption heading              (Unaudited)                    (Unaudited)
                                                         2003              2002        2003              2002
                                                        -----------------------       -----------------------
                                                                            ($ million)
         Cost of sales                                      6                 6          11                15
         Taxation                                          (2)               (1)         (4)               (5)
         Profit for the period                             (4)               (5)         (7)              (10)
                                                      =======           =======     =======           =======

                                                                                        At               At
                                                                                     June 30,       December 31,
                                                                                       2003             2002
                                                                                   (Unaudited)
                                                                                   -----------      ------------
                                                                                            ($ million)
         Intangible assets                                                                158                167
         Accounts payable and accrued liabilities                                         (51)               (52)
         Deferred taxation                                                                 73                 77
         BP shareholders' interest                                                        136                142
                                                                                       ======             ======

     (ix) Ordinary shares held for future awards to employees

          Under UK GAAP, Company shares held by an Employee Share Ownership Plan to meet future requirements of employee share schemes are recorded in the balance sheet as Fixed assets - investments. Under US GAAP, such shares are recorded in the balance sheet as a reduction of shareholders' interest.

          The adjustment to BP shareholders' interest to accord with US GAAP is shown below.

                                                                                        At               At
         Increase (decrease) in caption heading                                      June 30,       December 31,
                                                                                       2003             2002
                                                                                   (Unaudited)
                                                                                   -----------      ------------
                                                                                            ($ million)
         Fixed assets - Investments                                                      (106)              (159)
         BP shareholders' interest                                                       (106)              (159)
                                                                                       ======             ======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

13.  US generally accepted accounting principles - continued

     (x)  Dividends

          Under UK GAAP, dividends are recorded in the period in respect of which they are announced or declared by the board of directors to the shareholders. Under US GAAP, dividends are recorded in the period in which dividends are declared.

          The adjustment to BP shareholders' interest to accord with US GAAP is shown below.

                                                                                        At               At
         Increase (decrease) in caption heading                                      June 30,       December 31,
                                                                                       2003             2002
                                                                                   (Unaudited)
                                                                                   -----------      ------------
                                                                                            ($ million)
         Other accounts payable and accrued liabilities                                (1,434)            (1,398)
         BP shareholders' interest                                                      1,434              1,398
                                                                                       ======             ======

     (xi) Investments

          Under UK GAAP certain of the Group's equity investments are reported as either fixed asset or current asset investments and carried on the balance sheet at cost subject to review for impairment. For US GAAP these investments are classified as available-for-sale securities. Consequently they are reported at fair value, with unrealized holding gains and losses, net of tax, reported in accumulated other comprehensive income. If a decline in fair value below cost is 'other than temporary' the unrealized loss is accounted for as a realized loss and charged against income.

          The adjustment to BP shareholders' interest to accord with US GAAP is shown below.

                                                                                        At               At
         Increase (decrease) in caption heading                                      June 30,       December 31,
                                                                                       2003             2002
                                                                                   (Unaudited)
                                                                                   -----------      ------------
                                                                                            ($ million)
         Fixed assets - Investments                                                       514                 52
         Deferred taxation                                                                180                 18
         BP shareholders' interest                                                        334                 34
                                                                                       ======             ======

    (xii) Additional minimum pension liability

          Where a pension plan has an unfunded accumulated benefit obligation, US GAAP requires such amount to be recognized as a liability in the balance sheet. The adjustment resulting from the recognition of any such minimum liability, including the elimination of amounts previously recognized as a prepaid benefit cost, is reported as an intangible asset to the extent of unrecognized prior service cost with the remaining amount reported in comprehensive income.

          The adjustments to BP shareholders' interest to accord with US GAAP are summarized below.

                                                                                        At               At
         Increase (decrease) in caption heading                                      June 30,       December 31,
                                                                                       2003             2002
                                                                                   (Unaudited)
                                                                                   -----------      ------------
                                                                                            ($ million)
         Other receivables falling due after more than one year                           137                137
         Noncurrent liabilities - accounts payable and accrued liabilities             (1,211)            (1,211)
         Deferred taxation                                                              2,459              2,459
         BP shareholders' interest                                                     (1,247)            (1,247)
         Intangible assets                                                             (2,286)            (2,286)
                                                                                       ======             ======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

13.  US generally accepted accounting principles - continued

     The following is a summary of the adjustments to profit for the period and to BP shareholders' interest which would be required if generally accepted accounting principles in the USA (US GAAP) had been applied instead of those generally accepted in the United Kingdom (UK GAAP).

     Profit for the period                                          Three months ended              Six months ended
                                                                         June 30                         June 30
                                                                       (Unaudited)                     (Unaudited)
                                                                   2003            2002           2003             2002
                                                                   --------------------           ---------------------
                                                                                        ($ million)
     Profit as reported in the consolidated statement of income   1,634           2,058          5,901            3,354
     Adjustments:
                                                                 ------          ------         ------           ------
     Deferred taxation/business combinations (iii)                   (2)            (59)            34             (116)
     Provisions (iv)                                                 (1)             18             25               (8)
     Sale and leaseback (v)                                           2              (1)            73               (5)
     Goodwill (vi)                                                  343             322            685              643
     Derivative financial instruments (vii)                         291              98            283              621
     Gain arising on asset exchange (viii)                           (4)             (5)            (7)             (10)
     Other                                                            3               3              6                6
                                                                 ------          ------         ------           ------
                                                                    632             376          1,099            1,131
                                                                 ------          ------         ------           ------
     Profit for the period as adjusted to accord with US
     GAAP before cumulative effect of accounting changes          2,266           2,434          7,000            4,485
     Cumulative effect of accounting changes:
       Provisions                                                     -               -          1,002                -
       Derivative financial instruments                               -               -             50                -
                                                                 ------          ------         ------           ------
     Profit for the period as adjusted to accord with US GAAP     2,266           2,434          8,052            4,485
                                                                 ======          ======         ======           ======
     Profit for the period as adjusted:
     Per ordinary share - cents
       Basic - before cumulative effect of accounting changes     10.26           10.85          31.46            20.01
       Cumulative effect of accounting changes
         Provisions                                                   -               -           4.50                -
         Derivative financial instruments                             -               -           0.23                -
                                                                 ------          ------         ------           ------
                                                                  10.26           10.85          36.19            20.01
                                                                 ======          ======         ======           ======
       Diluted - before cumulative effect of accounting changes   10.22           10.79          31.36            19.90
       Cumulative effect of accounting changes
         Provisions                                                   -               -           4.50                -
         Derivative financial instruments                             -               -           0.22                -
                                                                 ------          ------         ------           ------
                                                                  10.22           10.79          36.08            19.90
                                                                 ======          ======         ======           ======
     Per American Depositary Share - cents (a)
     Basic - before cumulative effect                             61.56           65.10         188.76           120.06
       of accounting changes
       Cumulative effect of accounting changes
         Provisions                                                   -               -          27.00                -
         Derivative financial instruments                             -               -           1.38                -
                                                                 ------          ------         ------           ------
                                                                  61.56           65.10         217.14           120.06
                                                                 ======          ======         ======           ======
       Diluted - before cumulative effect of accounting changes   61.32           64.74         188.16           119.40
       Cumulative effect of accounting changes
         Provisions                                                   -               -          27.00                -
         Derivative financial instruments                             -               -           1.32                -
                                                                 ------          ------         ------           ------
                                                                  61.32           64.74         216.48           119.40
                                                                 ======          ======         ======           ======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


13.  US generally accepted accounting principles - continued

     BP shareholders' interest                                      June 30, 2003
                                                                     (Unaudited)            December 31, 2002
                                                                   ------------------------------------------
                                                                                 ($ million)
     BP shareholders' interest as reported
     in the consolidated balance sheet                                 72,065                    69,409
     Adjustments:
                                                                       ------                    ------
       Deferred taxation/business combinations (iii)                      (58)                      (78)
       Provisions (iv)                                                    (27)                   (1,088)
       Sale and leaseback (v)                                             (32)                     (106)
       Goodwill (vi)                                                      618                       (84)
       Derivative financial instruments (vii)                             208                      (135)
       Gain arising on asset exchange (viii)                              136                       142
       Ordinary shares held for future awards to employees (ix)          (106)                     (159)
       Dividends (x)                                                    1,434                     1,398
       Investments (xi)                                                   334                        34
       Additional minimum pension liability (xii)                      (2,286)                   (2,286)
       Other                                                              (48)                      (48)
                                                                       ------                    ------
                                                                          173                    (2,410)
                                                                       ------                    ------
     BP shareholders' interest as adjusted
     to accord with US GAAP                                             72,238                    66,999
                                                                       =======                   =======

     ---------------

     (a)  One American Depositary Share is equivalent to six ordinary shares.

     Comprehensive income

     The components of comprehensive income, net of related tax are as follows:

                                                         Three months ended                 Six months ended
                                                              June 30                           June 30
                                                            (Unaudited)                       (Unaudited)
                                                        2003              2002           2003              2002
                                                       -----------------------           ----------------------
                                                                            ($ million)
      Profit for the period as adjusted to
        accord with US GAAP                            2,266             2,434          8,052             4,485
      Currency translation differences                 1,775             1,941          1,493             1,585
      Net unrealized gain (loss) on investments          300                20            327               181
      Additional minimum pension liability                 -                 -              -                 -
                                                      ------            ------         ------            ------
      Comprehensive income                             4,341             4,395          9,872             6,251
                                                      ======            ======         ======            ======

     Accumulated other comprehensive income at June 30, 2003 and December 31, 2002 comprised losses of $1,889 million and $3,709 million, respectively.

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


13.  US generally accepted accounting principles - continued

     Consolidated statement of cash flows

     The Group's financial statements include a consolidated statement of cash flows in accordance with the revised UK Financial Reporting Standard No. 1 (FRS 1). The statement prepared under FRS 1 presents substantially the same information as that required under FASB Statement of Financial Accounting Standards No. 95 'Statement of Cash Flows' (SFAS 95).

     Under FRS 1 cash flows are presented for (i) operating activities; (ii) dividends from joint ventures; (iii) dividends from associated undertakings; (iv) servicing of finance and returns on investments; (v) taxation; (vi) capital expenditure and financial investment; (vii) acquisitions and disposals; (viii) dividends; (ix) financing; and (x) management of liquid resources. SFAS 95 only requires presentation of cash flows from operating, investing and financing activities.

     Cash flows under FRS 1 in respect of dividends from joint ventures and associated undertakings, taxation and servicing of finance and returns on investments are included within operating activities under SFAS 95. Interest paid includes payments in respect of capitalized interest, which under SFAS 95 are included in capital expenditure under investing activities. Cash flows under FRS 1 in respect of capital expenditure and acquisitions and disposals are included in investing activities under SFAS
     95. Dividends paid are included within financing activities. All short-term investments are regarded as liquid resources for FRS 1. Under SFAS 95 short-term investments with original maturities of three months or less are classified as cash equivalents and aggregated with cash in the cash flow statement. Cash flows in respect of short-term investments with original maturities exceeding three months are included in operating activities.

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

13.  US generally accepted accounting principles - continued

     The consolidated statement of cash flows presented in accordance with SFAS 95 is as follows:

                                                                 Three months ended                 Six months ended
                                                                      June 30                           June 30
                                                                    (Unaudited)                       (Unaudited)
                                                                2003              2002           2003              2002
                                                               -----------------------           ----------------------
                                                                                ($ million)
     Operating activities
     Profit after taxation                                     1,694             2,086          5,987             3,422
     Adjustments to reconcile profits after tax to
     net cash provided by operating activities
     Depreciation and amounts provided                         2,653             2,227          5,362             4,380
     Exploration expenditure written off                          43               147             93               206
     Share of profits of joint ventures and associated
     undertakings less dividends received                         30               (23)          (118)              (40)
     (Profit) loss on sale of businesses and fixed assets       (280)             (374)          (674)             (265)
     Working capital movement (a)                              1,107              (652)          (368)           (1,321)
     Deferred taxation                                           362               711            586               931
     Other                                                      (220)               52           (218)              (56)
                                                              ------            ------         ------            ------
     Net cash provided by operating activities                 5,389             4,174         10,650             7,257
                                                              ------            ------         ------            ------

     Investing activities
     Capital expenditures                                     (2,803)           (2,818)        (5,714)           (5,632)
     Acquisitions, net of cash acquired                         (150)             (139)          (150)           (1,689)
     Investment in associated undertakings                      (331)             (488)          (517)             (631)
     Net investment in joint ventures                             (2)              (68)           (16)             (114)
     Proceeds from disposal of assets                          1,671             2,523          4,148             2,871
                                                              ------            ------         ------            ------
     Net cash used in investing activities                    (1,615)             (990)        (2,249)           (5,195)
                                                              ------            ------         ------            ------

     Financing activities
     Net proceeds from shares issued (repurchased)              (986)               32         (1,918)              123
     Proceeds from long-term financing                           208               752          1,223             2,498
     Repayments of long-term financing                          (607)             (663)        (1,010)             (897)
     Net increase (decrease) in short-term debt                   30            (2,138)        (3,243)           (1,458)
     Dividends paid   -    BP Shareholders                    (1,386)           (1,290)        (2,783)           (2,578)
                      -    Minority shareholders                 (11)               (3)           (13)              (16)
                                                              ------            ------         ------            ------
     Net cash used in financing activities                    (2,752)           (3,310)        (7,744)           (2,328)
                                                              ------            ------         ------            ------
     Currency translation differences relating to cash
     and cash equivalents                                         43                30             52                27
                                                              ------            ------         ------            ------
     Increase (decrease) in cash and cash equivalents          1,065               (96)           709              (239)
     Cash and cash equivalents at beginning of period          1,379             1,665          1,735             1,808
                                                              ------            ------         ------            ------
     Cash and cash equivalents at end of period                2,444             1,569          2,444             1,569
                                                              ======            ======         ======            ======

       (a)  Working capital:
     Inventories (increase) decrease                             193              (807)           569            (1,303)
     Receivables (increase) decrease                           3,234            (1,691)        (3,712)           (2,134)
     Current liabilities - excluding finance debt
     increase (decrease)                                      (2,320)            1,846          2,775             2,116
                                                              ------            ------         ------            ------
                                                               1,107              (652)          (368)           (1,321)
                                                              ======            ======         ======            ======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


13.  US generally accepted accounting principles - continued

     Impact of new US accounting standards

     Guarantees: In November 2002, the FASB issued FASB Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (Interpretation
     45). Interpretation 45 elaborates on existing disclosure requirements for guarantees and clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of Interpretation 45 apply on a prospective basis to guarantees issued or modified after December 31, 2002.

     Consolidation: In January 2003, the FASB issued FASB Interpretation No. 46 "Consolidation of Variable Interest Entities" (Interpretation 46).
     Interpretation 46 clarifies the application of existing consolidation requirements to entities where a controlling financial interest is achieved through arrangements that do not involve voting interests. Under Interpretation 46, a variable interest entity is consolidated if a company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns. Interpretation 46 applies to variable interest entities created or acquired after January 31, 2003. For variable interest entities existing at January 31, 2003, Interpretation 46 is effective for accounting periods beginning after June 15, 2003.

     The Company is currently carrying out the analysis necessary to adopt Interpretation 46 in the third quarter of 2003 for existing entities. The Company does not expect that the adoption of Interpretation 46 will have a significant effect on profit, as adjusted to accord with US GAAP, or BP shareholders' interest, as adjusted to accord with US GAAP.

     Financial  instruments:  In  April  2003,  the  FASB  issued  Statement  of
     Financial Accounting Standards No. 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" (SFAS 149). SFAS 149 amends and clarifies the financial accounting and reporting of derivative instruments and hedging activities under SFAS 133. SFAS 149 applies to contracts entered into or modified after June 30, 2003, and hedging relationships designated after June 30, 2003.

     In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" (SFAS 150). SFAS 150 establishes standards for classifying and measuring certain financial instruments that have characteristics of both liabilities and equity. SFAS 150 applies to instruments entered into or modified after May 31, 2003. For instruments existing at May 31, 2003, SFAS 150 is effective for accounting periods beginning after June 15, 2003.

     The Company is currently carrying out the analysis necessary to adopt SFAS 149 and SFAS 150. The Company does not expect that the adoption of SFAS 149 and SFAS 150 will have a significant effect on profit, as adjusted to accord with US GAAP, or BP shareholders' interest, as adjusted to accord with US GAAP.

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


13.  US generally accepted accounting principles - concluded

     Impact of new UK accounting standards

     Retirement benefits: In December 2000, the UK Accounting Standards Board issued Financial Reporting Standard No. 17 'Retirement Benefits' (FRS 17). This standard was to be fully effective for accounting periods ending on or after June 22, 2003 with certain of the disclosure requirements effective for periods prior to 2003. FRS 17 requires that financial statements reflect at fair value the assets and liabilities arising from an employer's retirement benefit obligations and any related funding. The operating costs of providing retirement benefits are recognized in the period in which they are earned together with any related finance costs and changes in the value of related assets and liabilities.

     In November 2002, the UK Accounting Standards Board issued an amendment to FRS 17, which defers full adoption until January 1, 2005.

     Impact of International accounting standards

     In June 2002, the European Union Council of Ministers adopted a Regulation which would require the Group to prepare its primary consolidated financial statements in accordance with International Accounting Standards (IAS) beginning January 1, 2005, with restatement of prior periods presented. IAS differ in several respects from UK and US GAAP. In addition, significant revisions to IAS are currently being contemplated and other revisions may be adopted prior to January 1, 2005. The Group has not determined the effects of adopting IAS.

14.  Condensed consolidating information

     The following information is presented in accordance with the financial reporting rules of the Securities and Exchange Commission regarding issuers and guarantors of guaranteed securities.

     BP p.l.c. fully and unconditionally guarantees the payment obligations of its 100% owned subsidiary BP Exploration (Alaska) Inc. under the Prudhoe Bay Royalty Trust.

     BP p.l.c. also fully and unconditionally guarantees securities issued by BP Australia Capital Markets Limited, BP Canada Finance Company, BP Capital Markets p.l.c. and BP Capital Markets America Inc. These companies are 100%-owned finance subsidiaries of BP p.l.c.

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


14. Condensed consolidating information - continued

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
Income statement                             Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)
Three months ended June 30, 2003

Turnover                                             750             -            56,671                 (750)     56,671
Less: Joint ventures                                   -             -               364                    -         364
                                            -----------------------------------------------------------------------------
Group turnover                                       750             -            56,307                 (750)     56,307
Cost of sales                                        329             -            49,941                 (821)     49,449
Production taxes                                      58             -               324                    -         382
                                            -----------------------------------------------------------------------------
Gross profit                                         363             -             6,042                   71       6,476
Distribution and administration expenses               -           (25)            3,431                    -       3,406
Exploration expense                                    7             -                94                    -         101
                                            -----------------------------------------------------------------------------
                                                     356            25             2,517                   71       2,969
Other income                                           5           235               173                 (216)        197
                                            -----------------------------------------------------------------------------
Group operating profit                               361           260             2,690                 (145)      3,166
Share of profits of joint ventures                     -             -               104                    -         104
Share of profits of associated undertakings            -             -               103                    -         103
Equity accounted income of subsidiaries              103         3,198                 -               (3,301)          -
                                            -----------------------------------------------------------------------------
Total operating profit                               464         3,458             2,897               (3,446)      3,373
Profit (loss) on sale of fixed assets
  and businesses or termination of operations          1           282               279                 (282)        280
                                            -----------------------------------------------------------------------------
Profit before interest and tax                       465         3,740             3,176               (3,728)      3,653
Interest expense                                      70           336               286                 (501)        191
                                            -----------------------------------------------------------------------------
Profit before taxation                               395         3,404             2,890               (3,227)      3,462
Taxation                                             178         1,768             1,619               (1,797)      1,768
                                            -----------------------------------------------------------------------------
Profit after taxation                                217         1,636             1,271               (1,430)      1,694
Minority shareholders' interest                        -             -                60                    -          60
                                            -----------------------------------------------------------------------------
Profit for the period                                217         1,636             1,211               (1,430)      1,634
                                            =============================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


14.  Condensed consolidating information - continued

     Income statement (continued)

     The following is a summary of the adjustments to the profit for the period which would be required if generally accepted accounting principles in the United States (US GAAP) had been applied instead of those generally accepted in the United Kingdom.

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
                                             Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)
Three months ended June 30, 2003

Profit as reported                                   217         1,636             1,211                (1,430)     1,634
Adjustments:
   Deferred taxation/business combinations            (3)           (2)                1                     2         (2)
   Provisions                                         (1)           (1)                1                     -         (1)
   Sale and leaseback                                  -             2                 2                    (2)         2
   Goodwill                                            -           343               343                  (343)       343
   Derivative financial instruments                    -           291               291                  (291)       291
   Gain arising on asset exchange                      -            (4)               (4)                    4         (4)
   Other                                             (16)            3                 3                    13          3
                                            -----------------------------------------------------------------------------
Profit for the period as adjusted to
  accord with US GAAP                                197         2,268             1,848                (2,047)     2,266
                                            =============================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


14.  Condensed consolidating information - continued

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
Income statement (continued)                 Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)
Three months ended June 30, 2002

Turnover                                             588             -           43,995                   (524)    44,059
Less: Joint ventures                                   -             -              404                      -        404
                                            -----------------------------------------------------------------------------
Group turnover                                       588             -           43,591                   (524)    43,655
Cost of sales                                        322             -           36,886                   (556)    36,652
Production taxes                                      53             -              262                      -        315
                                            -----------------------------------------------------------------------------
Gross profit                                         213             -            6,443                     32      6,688
Distribution and administration expenses               -           272            2,851                      -      3,123
Exploration expense                                    7             -              215                      -        222
                                            -----------------------------------------------------------------------------
                                                     206          (272)           3,377                     32      3,343
Other income                                           6           155              106                   (120)       147
                                            -----------------------------------------------------------------------------
Group operating profit                               212          (117)           3,483                    (88)     3,490
Share of profits of joint ventures                     -             -               89                      -         89
Share of profits of associated undertakings            -             -              196                      -        196
Equity accounted income of subsidiaries               77         3,955                -                 (4,032)         -
                                            -----------------------------------------------------------------------------
Total operating profit                               289         3,838            3,768                 (4,120)     3,775
Profit (loss) on sale of fixed assets
  and businesses or termination of operations          -         1,213            1,213                 (2,050)       376
                                            -----------------------------------------------------------------------------
Profit before interest and tax                       289         5,051            4,981                 (6,170)     4,151
Interest expense                                      27           423              367                   (503)       314
                                            -----------------------------------------------------------------------------
Profit before taxation                               262         4,628            4,614                 (5,667)     3,837
Taxation                                              95         1,751            1,666                 (1,761)     1,751
                                            -----------------------------------------------------------------------------
Profit after taxation                                167         2,877            2,948                 (3,906)     2,086
Minority shareholders' interest                        -             -               28                      -         28
                                            -----------------------------------------------------------------------------
Profit for the period                                167         2,877            2,920                 (3,906)     2,058
                                            =============================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


14.  Condensed consolidating information - continued

     Income statement (continued)

     The following is a summary of the adjustments to the profit for the period which would be required if generally accepted accounting principles in the United States (US GAAP) had been applied instead of those generally accepted in the United Kingdom.


                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
                                             Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)

Three months ended June 30, 2002

Profit as reported                                   167         2,877             2,920                (3,906)     2,058
Adjustments:

   Deferred taxation/business combinations           (32)          (59)              (38)                   70        (59)
   Provisions                                         (1)           18                18                   (17)        18
   Sale and leaseback                                  -            (1)               (1)                    1         (1)
   Goodwill                                            -           322               322                  (322)       322
   Derivative financial instruments                    -            98                98                   (98)        98
   Gain arising on asset exchange                      -            (5)               (5)                    5         (5)
   Other                                               -             3                 3                    (3)         3
                                            -----------------------------------------------------------------------------
Profit for the period as adjusted to
  accord with US GAAP                                134         3,253             3,317                (4,270)     2,434
                                            =============================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


14.  Condensed consolidating information - continued

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
Income statement (continued)                 Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)

Six months ended June 30, 2003

Turnover                                           1,630             -           120,857                (1,630)   120,857
Less: Joint ventures                                   -             -               762                     -        762
                                            -----------------------------------------------------------------------------
Group turnover                                     1,630             -           120,095                (1,630)   120,095
Cost of sales                                        729             -           104,936                (1,777)   103,888
Production taxes                                     126             -               760                     -        886
                                            -----------------------------------------------------------------------------
Gross profit                                         775             -            14,399                   147     15,321
Distribution and administration expenses               -            39             6,611                     -      6,650
Exploration expense                                    8             -               205                     -        213
                                            -----------------------------------------------------------------------------
                                                     767           (39)            7,583                   147      8,458
Other income                                          11           382               302                  (367)       328
                                            -----------------------------------------------------------------------------
Group operating profit                               778           343             7,885                  (220)     8,786
Share of profits of joint ventures                     -             -               222                     -        222
Share of profits of associated undertakings            -             -               289                     -        289
Equity accounted income of subsidiaries              228         9,088                 -                (9,316)         -
                                            -----------------------------------------------------------------------------
Total operating profit                             1,006         9,431             8,396                (9,536)     9,297
Profit (loss) on sale of fixed assets
  and businesses or termination of operations          -           676               674                  (676)       674
                                            -----------------------------------------------------------------------------
Profit before interest and tax                     1,006        10,107             9,070               (10,212)     9,971
Interest expense                                     138           631               524                  (882)       411
                                            -----------------------------------------------------------------------------
Profit before taxation                               868         9,476             8,546                (9,330)     9,560
Taxation                                             389         3,573             3,259                (3,648)     3,573
                                            -----------------------------------------------------------------------------
Profit after taxation                                479         5,903             5,287                (5,682)     5,987
Minority shareholders' interest                        -             -                86                     -         86
                                            -----------------------------------------------------------------------------
Profit for the period                                479         5,903             5,201                (5,682)     5,901
                                            =============================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


14.  Condensed consolidating information - continued

     Income statement (continued)

     The following is a summary of the adjustments to the profit for the period which would be required if generally accepted accounting principles in the United States (US GAAP) had been applied instead of those generally accepted in the United Kingdom.

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
                                             Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)

Six months ended June 30, 2003

Profit as reported                                   479         5,903             5,201                (5,682)     5,901
Adjustments:
   Deferred taxation/business combinations            (6)           34                40                   (34)        34
   Provisions                                         (5)           25                26                   (21)        25
   Sale and leaseback                                  -            73                73                   (73)        73
   Goodwill                                            -           685               685                  (685)       685
   Derivative financial instruments                    -           283               283                  (283)       283
   Gain arising on asset exchange                      -            (7)               (7)                    7         (7)
   Other                                               -             6                 6                    (6)         6
                                            -----------------------------------------------------------------------------
Profit for the period before cumulative
  effect of accounting changes as adjusted
  to accord with US GAAP                             468         7,002             6,307                (6,777)     7,000

   Cumulative effect of accounting changes:

   Provisions                                        214         1,313             1,099                (1,313)     1,313

   Derivative financial instruments                    -             -                 -                     -          -
                                            -----------------------------------------------------------------------------
Profit for the period as adjusted to
  accord with US GAAP                                682         8,315             7,406                (8,090)     8,313
                                            =============================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


14.  Condensed consolidating information - continued

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
Income statement (continued)                 Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)
Six months ended June 30, 2002

Turnover                                           1,094             -            80,564                (1,030)    80,628
Less: Joint ventures                                   -             -               683                     -        683
                                            -----------------------------------------------------------------------------
Group turnover                                     1,094             -            79,881                (1,030)    79,945
Cost of sales                                        641             -            68,159                (1,070)    67,730
Production taxes                                      97             -               465                     -        562
                                            -----------------------------------------------------------------------------
Gross profit                                         356             -            11,257                    40     11,653
Distribution and administration expenses               -           326             5,488                     -      5,814
Exploration expense                                   13             -               333                     -        346
                                            -----------------------------------------------------------------------------
                                                     343          (326)            5,436                    40      5,493
Other income                                          21           308               162                  (219)       272
                                            -----------------------------------------------------------------------------
Group operating profit                               364           (18)            5,598                  (179)     5,765
Share of profits of joint ventures                     -             -               159                     -        159
Share of profits of associated undertakings            -             -               382                     -        382
Equity accounted income of subsidiaries              126         6,438                 -                (6,564)         -
                                            -----------------------------------------------------------------------------
Total operating profit                               490         6,420             6,139                (6,743)     6,306
Profit (loss) on sale of fixed assets
  and businesses or termination of operations          -         1,104             1,104                (1,941)       267
                                            -----------------------------------------------------------------------------
Profit before interest and tax                       490         7,524             7,243                (8,684)     6,573
Interest expense                                      40           847               760                (1,000)       647
                                            -----------------------------------------------------------------------------
Profit before taxation                               450         6,677             6,483                (7,684)     5,926
Taxation                                             177         2,504             2,352                (2,529)     2,504
                                            -----------------------------------------------------------------------------
Profit after taxation                                273         4,173             4,131                (5,155)     3,422
Minority shareholders' interest                        -             -                68                     -         68
                                            -----------------------------------------------------------------------------
Profit for the period                                273         4,173             4,063                (5,155)     3,354
                                            =============================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


14.  Condensed consolidating information - continued

     Income statement (concluded)

     The following is a summary of the adjustments to the profit for the period which would be required if generally accepted accounting principles in the United States (US GAAP) had been applied instead of those generally accepted in the United Kingdom.

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
                                             Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)
Six months ended June 30, 2002

Profit as reported                                  273          4,173            4,063                (5,155)      3,354
Adjustments:
   Deferred taxation/business combinations          (65)          (116)             (74)                  139        (116)
   Provisions                                        (1)            (8)              (7)                    8          (8)
   Sale and leaseback                                 -             (5)              (5)                    5          (5)
   Goodwill                                           -            643              643                  (643)        643
   Derivative financial instruments                   -            621              621                  (621)        621
   Gain arising on asset exchange                     -            (10)             (10)                   10         (10)
   Other                                              -              6                6                    (6)          6
                                            -----------------------------------------------------------------------------
Profit for the period as adjusted to
  accord with US GAAP                               207          5,304            5,237                (6,263)      4,485
                                            =============================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


14.  Condensed consolidating information - continued

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
Balance sheet                                Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)
At June 30, 2003

Fixed assets
Intangible assets                                   424              -            13,472                     -     13,896
Tangible assets                                   6,373              -            82,912                     -     89,285
Investments
   Subsidiaries - equity accounted basis          2,680         80,931                 -               (83,611)         -
   Other                                              -            108            10,576                     -     10,684
                                            -----------------------------------------------------------------------------
                                                  2,680         81,039            10,576               (83,611)    10,684
                                            -----------------------------------------------------------------------------
Total fixed assets                                9,477         81,039           106,960               (83,611)   113,865
                                            -----------------------------------------------------------------------------
Current assets
Inventories                                          80              -             9,679                     -      9,759
Receivables                                      19,543         27,684            56,776               (67,111)    36,892
Investments                                           -              -               329                     -        329
Cash at bank and in hand                            (11)            18             2,108                     -      2,115
                                            -----------------------------------------------------------------------------
                                                 19,612         27,702            68,892               (67,111)    49,095
                                            -----------------------------------------------------------------------------
Current liabilities - falling due within one year
Finance debt                                      8,080              -             5,830                (8,025)     5,885
Accounts payable and accrued liabilities            868         10,373            38,717               (10,621)    39,337
                                            -----------------------------------------------------------------------------
Net current assets (liabilities)                 10,664         17,329            24,345               (48,465)     3,873
                                            -----------------------------------------------------------------------------
Total assets less current liabilities            20,141         98,368           131,305              (132,076)   117,738
Noncurrent liabilities
Finance debt                                          -              -            12,709                     -     12,709
Accounts payable and accrued liabilities          5,492             49            46,433               (48,465)     3,509
Provisions for liabilities and charges
Deferred taxation                                 1,707              -            12,615                     -     14,322
Other provisions                                    498            124            13,495                     -     14,117
                                            -----------------------------------------------------------------------------
Net assets                                       12,444         98,195            46,053               (83,611)    73,081
Minority shareholders' interest - equity              -              -             1,016                     -      1,016
                                            -----------------------------------------------------------------------------
BP shareholders' interest                        12,444         98,195            45,037               (83,611)    72,065
                                            =============================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

14.  Condensed consolidating information - continued

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
Balance sheet (contined)                     Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)
At June 30, 2003

Capital and reserves
Capital shares                                    1,903          5,547                 -                (1,903)     5,547
Paid-in surplus                                   3,145          4,393                 -                (3,145)     4,393
Merger reserve                                        -         26,360               697                     -     27,057
Other reserves                                        -            149                 -                     -        149
Retained earnings                                 7,396         61,746            44,340               (78,563)    34,919
                                            -----------------------------------------------------------------------------
                                                 12,444         98,195            45,037               (83,611)    72,065
                                            =============================================================================


The following is a summary of the adjustments to BP shareholders' interest which would be required if generally accepted accounting principles in the United States (US GAAP) had been applied instead of those generally accepted in the United Kingdom.

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
                                             Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)
Shareholders' interest as reported                12,444        98,195            45,037               (83,611)    72,065

Adjustments:
   Deferred taxation/business combinations            68           (58)             (126)                   58        (58)
   Provisions                                         25           (27)              (53)                   28        (27)
   Sale and leaseback                                  -           (32)              (32)                   32        (32)
   Goodwill                                            -           618               618                  (618)       618
   Derivative financial instruments                  (50)          208               208                  (158)       208
   Gain arising on asset exchange                      -           136               136                  (136)       136
   Ordinary shares held for future
     awards to employees                               -          (106)                -                     -       (106)
   Quarterly dividend                                  -         1,434                 -                     -      1,434
   Investments                                         -           334               334                  (334)       334
   Additional minimum pension liability                -        (2,286)           (2,286)                2,286     (2,286)
   Other                                               -           (48)              (48)                   48        (48)
                                            -----------------------------------------------------------------------------
Shareholders' interest as adjusted
  to accord with US GAAP                          12,487        98,368            43,788               (82,405)    72,238
                                            =============================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


14.  Condensed consolidating information - continued

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
Balance sheet (contined)                     Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)

At December 31, 2002

Fixed assets
Intangible assets                                   427              -            15,139                     -     15,566
Tangible assets                                   6,405              -            81,277                     -     87,682
Investments
   Subsidiaries - equity accounted basis          2,561         91,939                 -               (94,500)         -
   Other                                              -            162            10,649                     -     10,811
                                            -----------------------------------------------------------------------------
                                                  2,561         92,101            10,649               (94,500)    10,811
                                            -----------------------------------------------------------------------------
Total fixed assets                                9,393         92,101           107,065               (94,500)   114,059
                                            -----------------------------------------------------------------------------
Current assets
Inventories                                         102              -            10,079                     -     10,181
Receivables                                      18,169         13,581            51,022               (49,622)    33,150
Investments                                           -              -               215                     -        215
Cash at bank and in hand                            (11)             1             1,530                     -      1,520
                                            -----------------------------------------------------------------------------
                                                 18,260         13,582            62,846               (49,622)    45,066
                                            -----------------------------------------------------------------------------
Current liabilities - falling due within
  one year
Finance debt                                      1,768              -            10,031                (1,713)    10,086
Accounts payable and accrued liabilities          1,129          9,906            35,369               (10,189)    36,215
                                            -----------------------------------------------------------------------------
Net current assets (liabilities)                 15,363          3,676            17,446               (37,720)    (1,235)
                                            -----------------------------------------------------------------------------
Total assets less current liabilities            24,756         95,777           124,511              (132,220)   112,824
Noncurrent liabilities
Finance debt                                          -              -            11,922                     -     11,922
Accounts payable and accrued liabilities         10,586             98            30,491               (37,720)     3,455
Provisions for liabilities and charges
Deferred taxation                                 1,686              -            11,828                     -     13,514
Other provisions                                    489            142            13,255                     -     13,886
                                            -----------------------------------------------------------------------------
Net assets                                       11,995         95,537            57,015               (94,500)    70,047
Minority shareholders' interest - equity              -              -               638                     -        638
                                            -----------------------------------------------------------------------------
BP shareholders' interest                        11,995         95,537            56,377               (94,500)    69,409
                                            =============================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


14.  Condensed consolidating information - continued

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
Balance sheet (concluded)                    Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)
At December 31, 2002

Capital and reserves
Capital shares                                    1,903          5,616                 -                (1,903)     5,616
Paid-in surplus                                   3,145          4,243                 -                (3,145)     4,243
Merger reserve                                        -         26,336               697                     -     27,033
Other reserves                                        -            173                 -                     -        173
Retained earnings                                 6,947         59,169            55,680               (89,452)    32,344
                                            -----------------------------------------------------------------------------
                                                 11,995         95,537            56,377               (94,500)    69,409
                                            =============================================================================


     The following is a summary of the adjustments to BP shareholders' interest which would be required if generally accepted accounting principles in the United States (US GAAP) had been applied instead of those generally accepted in the United Kingdom.

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
                                             Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)

Shareholders' interest as reported               11,995         95,537           56,377               (94,500)     69,409

Adjustments:
   Deferred taxation/business combinations           74            (78)            (152)                   78         (78)
   Provisions                                      (190)        (1,088)            (902)                1,092      (1,088)
   Sale and leaseback                                 -           (106)            (106)                  106        (106)
   Goodwill                                           -            (84)             (84)                   84         (84)
   Derivative financial instruments                 (50)          (135)            (135)                  185        (135)
   Gain arising on asset exchange                     -            142              142                  (142)        142
   Ordinary shares held for future
   awards to employees                                -           (159)               -                     -        (159)
   Quarterly dividend                                 -          1,398                -                     -       1,398
   Investments                                        -             34               34                   (34)         34
   Additional minimum pension liability               -         (2,286)          (2,286)                2,286      (2,286)
   Other                                              -            (48)             (48)                   48         (48)
                                            -----------------------------------------------------------------------------
Shareholders' interest as adjusted
  to accord with US GAAP                         11,829         93,127           52,840               (90,797)     66,999
                                            =============================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


14.  Condensed consolidating information - continued

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
Cash flow statement                          Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)
Three months ended June 30, 2003

Net cash inflow (outflow) from
  operating activities                              372        (15,793)          22,767                     -       7,346
Dividends from joint ventures                         -              -               28                     -          28
Dividends from associated undertakings                -              -              177                     -         177
Dividends from subsidiaries                           -         18,133                -               (18,133)          -
Net cash inflow (outflow) from servicing of
  finance and returns on investments                  -             43             (406)                    -        (363)
Tax paid                                            (47)            (3)          (1,803)                    -      (1,853)
Net cash inflow (outflow) for capital
  expenditure and financial investment             (115)            22           (1,015)                    -      (1,108)
Net cash inflow (outflow) for acquisitions
  and disposals                                       3              -             (467)                    -        (464)
Equity dividends paid                                 -         (1,386)         (18,133)               18,133      (1,386)
                                            -----------------------------------------------------------------------------
Net cash inflow (outflow)                           213          1,016            1,148                     -       2,377
                                            =============================================================================

Financing                                           214            987              154                     -       1,355

Management of liquid resources                        -              -               93                     -          93

Increase (decrease) in cash                          (1)            29              901                     -         929
                                            -----------------------------------------------------------------------------
                                                    213          1,016            1,148                     -       2,377
                                            =============================================================================

The consolidated statement of cash flows presented in accordance with SFAS 95 is as follows:

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
                                             Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)

Net cash provided by (used in)
  operating activities                              328          2,379            20,763               (18,081)     5,389
Net cash provided by (used in)
  investing activities                             (115)            24            (1,482)                  (42)    (1,615)
Net cash provided by (used in)
  financing activities                             (214)        (2,374)          (18,287)               18,123     (2,752)
Currency translation differences relating to
  cash and cash equivalents                           -              -                43                     -         43
                                            -----------------------------------------------------------------------------
Increase (decrease) in cash and cash
  equivalents                                        (1)            29             1,037                     -      1,065
Cash and cash equivalents at beginning
  of period                                         (10)           (11)            1,400                     -      1,379
                                            -----------------------------------------------------------------------------
Cash and cash equivalents at end
  of period                                         (11)            18             2,437                     -      2,444
                                            =============================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


14.  Condensed consolidating information - continued

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
Cash flow statement (continued)              Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)
Three months ended June 30, 2002

Net cash inflow (outflow) from
  operating activities                              227            434             3,708                   764      5,133
Dividends from joint ventures                         -              -                16                     -         16
Dividends from associated undertakings                -              -               154                     -        154
Dividends from subsidiaries                           -              -                 -                     -          -
Net cash inflow (outflow) from servicing of
  finance and returns on investments                  -             61              (291)                    -       (230)
Tax paid                                            (46)            (1)             (880)                    -       (927)
Net cash inflow (outflow) for capital
  expenditure and financial investment             (138)            (1)           (1,715)                    -     (1,854)
Net cash inflow (outflow) for acquisitions
  and disposals                                       -            764               889                  (764)       889
Equity dividends paid                                 -         (1,290)                -                     -     (1,290)
                                            -----------------------------------------------------------------------------
Net cash inflow (outflow)                            43            (33)            1,881                     -      1,891
                                            =============================================================================
Financing                                            38            (32)            2,011                     -      2,017
Management of liquid resources                        -              -                33                     -         33
Increase (decrease) in cash                           5             (1)             (163)                    -       (159)
                                            -----------------------------------------------------------------------------
                                                     43            (33)            1,881                     -      1,891
                                            =============================================================================

The consolidated statement of cash flows presented in accordance with SFAS 95 is as follows:

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
                                             Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)
Net cash provided by (used in)
  operating activities                              181            494             2,707                   792       4,174
Net cash provided by (used in)
  investing activities                             (138)           763              (826)                 (789)       (990)
Net cash provided by (used in)
  financing activities                              (38)        (1,258)           (2,011)                   (3)     (3,310)
Currency translation differences relating to
  cash and cash equivalents                           -              -                30                     -          30
                                            -----------------------------------------------------------------------------
Increase (decrease) in cash and cash
  equivalents                                         5             (1)             (100)                    -         (96)

Cash and cash equivalents at beginning
  of period                                         (11)             3             1,673                     -       1,665
                                            -----------------------------------------------------------------------------
Cash and cash equivalents at end
  of period                                          (6)             2             1,573                     -       1,569
                                            =============================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


14.  Condensed consolidating information - continued

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
Cash flow statement (continued)              Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)

Six months ended June 30, 2003

Net cash inflow (outflow) from
  operating activities                              890        (13,540)           25,957                     -     13,307
Dividends from joint ventures                         -              -                41                     -         41
Dividends from associated undertakings                -              -               232                     -        232
Dividends from subsidiaries                          10         18,133                 -               (18,143)         -
Net cash inflow (outflow) from servicing of
  finance and returns on investments                (22)            70              (583)                    -       (535)
Tax paid                                            (47)            (3)           (2,435)                    -     (2,485)
Net cash inflow (outflow) for capital
  expenditure and financial investment             (212)            58            (1,514)                    -     (1,668)
Net cash inflow (outflow) for acquisitions
  and disposals                                       9              -              (513)                    -       (504)
Equity dividends paid                                 -         (2,783)          (18,143)               18,143     (2,783)
                                            -----------------------------------------------------------------------------
Net cash inflow (outflow)                           628          1,935             3,042                     -      5,605
                                            =============================================================================
Financing                                           628          1,918             2,402                     -      4,948

Management of liquid resources                        -              -               106                     -        106

Increase (decrease) in cash                           -             17               534                     -        551
                                            -----------------------------------------------------------------------------
                                                    628          1,935             3,042                     -      5,605
                                            =============================================================================

The consolidated statement of cash flows presented in accordance with SFAS 95 is as follows:

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
                                             Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)
Net cash provided by (used in)
  operating activities                               862         4,659            23,212               (18,083)    10,650
Net cash provided by (used in)
  investing activities                              (212)           60            (2,027)                  (70)    (2,249)
Net cash provided by (used in)
  financing activities                              (650)       (4,702)          (20,545)               18,153     (7,744)
Currency translation differences relating to
  cash and cash equivalents                            -             -                52                     -         52
                                            -----------------------------------------------------------------------------
Increase (decrease) in cash and cash
  equivalents                                          -            17               692                     -        709
Cash and cash equivalents at beginning
  of period                                          (11)            1             1,745                     -      1,735
                                            -----------------------------------------------------------------------------
Cash and cash equivalents at end
  of period                                          (11)           18             2,437                     -      2,444
                                            =============================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - concluded


14.  Condensed consolidating information - concluded

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
Cash flow statement (concluded)              Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)
Six months ended June 30, 2002

Net cash inflow (outflow) from
  operating activities                               594         1,485            5,827                   863       8,769
Dividends from joint ventures                          -             -               99                     -          99
Dividends from associated undertakings                 -             -              207                     -         207
Dividends from subsidiaries                           15             -                -                   (15)          -
Net cash inflow (outflow) from servicing of
  finance and returns on investments                   -           126             (628)                    -        (502)
Tax paid                                             (46)           (1)          (1,325)                    -      (1,372)
Net cash inflow (outflow) for capital
  expenditure and financial investment              (288)          (18)          (4,030)                    -      (4,336)
Net cash inflow (outflow) for acquisitions
  and disposals                                        -           863             (819)                 (863)       (819)
Equity dividends paid                                  -        (2,578)             (15)                   15      (2,578)
                                            -----------------------------------------------------------------------------
Net cash inflow (outflow)                            275          (123)            (684)                    -        (532)
                                            =============================================================================
Financing                                            252          (122)            (396)                    -        (266)
Management of liquid resources                         -             -             (132)                    -        (132)
Increase (decrease) in cash                           23            (1)            (156)                    -        (134)
                                            -----------------------------------------------------------------------------
                                                     275          (123)            (684)                    -        (532)
                                            =============================================================================

The consolidated statement of cash flows presented in accordance with SFAS 95 is as follows:

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
                                             Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)
Net cash provided by (used in)
  operating activities                               563         1,610             4,195                   889      7,257
Net cash provided by (used in)
  investing activities                              (288)          846            (4,864)                 (889)    (5,195)
Net cash provided by (used in)
  financing activities                              (252)       (2,457)              381                     -     (2,328)
Currency translation differences relating to
  cash and cash equivalents                            -             -                27                     -         27
                                            -----------------------------------------------------------------------------
Increase (decrease) in cash and cash
  equivalents                                         23            (1)             (261)                    -       (239)
Cash and cash equivalents at beginning
  of period                                          (40)            6             3,507                     -      3,473
                                            -----------------------------------------------------------------------------
Cash and cash equivalents at end
  of period                                          (17)            5             3,246                     -      3,234
                                            =============================================================================

                           BP p.l.c. AND SUBSIDIARIES
                            ENVIRONMENTAL INDICATORS


                                                               Three months ended            Six months ended
                                                                    June 30                      June 30
                                                                  (Unaudited)                  (Unaudited)
                                                               2003           2002         2003            2002
                                                             ---------------------       ----------------------

Average crude oil realizations - $/bbl
     UK                                                       25.16          25.15        28.60           23.09
     USA                                                      27.09          24.53        29.48           21.86
     Rest of World                                            24.16          22.75        26.90           20.92
     BP average                                               25.73          24.27        28.50           22.07

Average natural gas liquids realizations - $/bbl
     UK                                                       11.97          13.95        18.86           14.08
     USA                                                      17.80          11.91        18.05           11.12
     Rest of World                                            20.16          13.63        21.63           12.73
     BP average                                               17.49          12.40        18.76           11.77

Average liquids realizations (a) - $/bbl
     UK                                                       24.45          24.59        28.04           22.59
     USA                                                      25.61          21.81        27.55           19.61
     Rest of World                                            23.93          22.20        26.58           20.43
     BP average                                               24.90          22.81        27.47           20.81

Average natural gas realizations - $/mcf
     UK                                                        2.84           2.50         3.11            2.81
     USA                                                       4.52           2.76         4.91            2.44
     Rest of World                                             2.53           2.04         2.63            1.98
     BP average                                                3.39           2.45         3.64            2.36

Total hydrocarbons - $/boe
     UK                                                       21.15          20.91        23.99           20.31
     USA                                                      25.88          19.24        27.96           17.18
     Rest of World                                            18.75          16.62        20.09           15.57
     BP average                                               22.43          19.01        24.49           17.63

Average oil marker prices (a) - $/bbl
     Brent oil price                                          26.03          25.07        28.77           23.12
     West Texas Intermediate oil price                        29.02          26.30        31.53           23.94
     Alaska North Slope US West Coast                         27.04          25.04        30.13           22.42

Henry Hub gas price (b) ($/mmbtu)                              5.40           3.38         5.96            2.87
UK Gas - National Balancing point (p/therm)                   17.44          12.10        19.35           15.63

Global Indicator Refining Margins (c) - $/bbl
     Northwest Europe                                          2.15           0.59         2.92            0.34
     US Gulf Coast                                             3.59           2.62         4.86            2.33
     Midwest                                                   4.73           3.76         4.44            2.91
     US West Coast                                             6.34           4.46         6.55            4.95
     Singapore                                                 0.66           0.18         1.81            0.20
     BP average                                                3.27           2.06         3.89            1.85

Chemicals Indicator Margin (d) - $/te                           120(e)         109          108(e)           95

                           BP p.l.c. AND SUBSIDIARIES
                            ENVIRONMENTAL INDICATORS


---------------

(a)  Crude oil and natural gas liquids.

(b)  Henry Hub First of Month Index.

(c) The Global Indicator Refining Margin (GIM) is the average of six regional indicator margins weighted for BP's crude refining capacity in each region. Each regional indicator margin is based on a single representative crude with product yields characteristic of the typical level of upgrading complexity. The regional indicator margins may not be representative of the margins achieved by BP in any period because of BP's particular refinery configurations and crude and product slate.

(d) The Chemicals Indicator Margin (CIM) is a weighted average of externally-based product margins. It is based on market data collected by Nexant (formerly Chem Systems) in their quarterly market analyses, then weighted based on BP's product portfolio. It does not cover our entire portfolio of products, and consequently is only indicative rather than representative of the margins achieved by BP in any particular period. Amongst the products and businesses covered in the CIM are olefins and derivatives, the aromatics and derivatives, linear alpha-olefins (LAOs), acetic acid, vinyl acetate monomers and nitriles. Not included are fabrics and fibres, plastic fabrications, poly alpha-olefins (PAOs), anhydrides, speciality intermediates, and the remaining parts of the solvents and acetyls businesses.

(e) Provisional. The data for the second quarter is based on two months' actuals and one month of provisional data.

The table below shows the US dollar/sterling exchange rates used in the preparation of the financial statements. The period-end rate is the mid-point closing rate as published in the London edition of the Financial Times on the last day of the period. The average rate for the period is the average of the daily mid-point closing rates for the period.

                                                Three months ended            Six months ended
                                                     June 30                      June 30
US dollar/sterling exchange rates                 (Unaudited)                   (Unaudited)
                                                2003           2002         2003            2002
                                               --------------------        ---------------------
Average rate for the period                     1.62           1.46         1.61            1.44
Period-end rate                                 1.65           1.52         1.65            1.52

                           BP p.l.c. AND SUBSIDIARIES
                              OPERATING INFORMATION


                                                               Three months ended            Six months ended
                                                                    June 30                      June 30
                                                                  (Unaudited)                  (Unaudited)
                                                               2003           2002         2003            2002
                                                             ---------------------       ----------------------

Crude oil production
(thousand barrels per day) (net of royalties)
     UK                                                         325            457          383             457
     Rest of Europe                                              80            102           85             100
     USA                                                        569            605          588             594
     Rest of World                                              738            644          715             630
                                                             ------         ------       ------          ------
Total crude oil production                                    1,712          1,808        1,771           1,781
                                                             ======         ======       ======          ======

Natural gas liquids production
(thousand barrels per day) (net of royalties)
     UK                                                          18             24           24              24
     Rest of Europe                                               5              6            5               6
     USA                                                        144            186          155             181
     Rest of World                                               32             28           32              28
                                                             ------         ------       ------          ------
Total natural gas liquids production                            199            244          216             239
                                                             ======         ======       ======          ======

Liquids production (a)
(thousand barrels per day) (net of royalties)
     UK                                                         343            481          407             481
     Rest of Europe                                              85            108           90             106
     USA                                                        713            791          743             775
     Rest of World                                              770            672          747             658
                                                             ------         ------       ------          ------
Total liquids production                                      1,911          2,052        1,987           2,020
                                                             ======         ======       ======          ======

Natural gas production (million cubic feet per day)
(net of royalties)
     UK                                                       1,407          1,602        1,602           1,615
     Rest of Europe                                             103            157          117             159
     USA                                                      3,145          3,565        3,290           3,563
     Rest of World                                            3,784          3,343        3,718           3,369
                                                             ------         ------       ------          ------
Total natural gas production                                  8,439          8,667        8,727           8,706
                                                             ======         ======       ======          ======

Total production (b)
(thousand barrels of oil equivalent per day)
(net of royalties)
     UK                                                         586            757          683             759
     Rest of Europe                                             103            135          110             133
     USA                                                      1,255          1,406        1,310           1,389
     Rest of World                                            1,422          1,248        1,388           1,239
                                                             ------         ------       ------          ------
Total production                                              3,366          3,546        3,491           3,520
                                                             ======         ======       ======          ======

                                          BP p.l.c. AND SUBSIDIARIES
                                       OPERATING INFORMATION - concluded


                                                               Three months ended            Six months ended
                                                                    June 30                      June 30
                                                                  (Unaudited)                  (Unaudited)
                                                               2003           2002         2003            2002
                                                             ---------------------       ----------------------


Natural gas sales volumes (million cubic feet per day)
     UK                                                       2,581          2,349        2,896           2,483
     Rest of Europe                                             421            390          447             402
     USA                                                     10,441          8,451       11,084           8,591
     Rest of World                                           10,839          8,618       11,194           8,952
                                                             ------         ------       ------          ------
Total natural gas sales volumes (c)                          24,282         19,808       25,621          20,428
                                                             ======         ======       ======          ======

NGL sales volumes (thousand barrels per day)
     UK                                                           -              -            -               -
     Rest of Europe                                               -              -            -               -
     USA                                                        136            189          131             171
     Rest of World                                              124            196          178             214
                                                             ------         ------       ------          ------
Total NGL sales volumes                                         260            385          309             385
                                                             ======         ======       ======          ======

Oil sales volumes (thousand barrels per day)
Refined products
     UK                                                         279            230          279             243
     Rest of Europe                                           1,358          1,444        1,338           1,360
     USA                                                      1,822          1,941        1,787           1,888
     Rest of World                                              607            522          626             561
                                                             ------         ------       ------          ------
     Total marketing sales                                    4,066          4,137        4,030           4,052
     Trading/supply sales                                     2,957          2,342        2,884           2,439
                                                             ------         ------       ------          ------
     Total refined product sales                              7,023          6,479        6,914           6,491
Crude oil                                                     5,679          4,915        5,104           4,862
                                                             ------         ------       ------          ------
Total oil sales                                              12,702         11,394       12,018          11,353
                                                             ======         ======       ======          ======

Refinery throughputs (thousand barrels per day)
     UK                                                         416            376          397             384
     Rest of Europe                                             991            924          973             879
     USA                                                      1,465          1,464        1,384           1,429
     Rest of World                                              393            339          392             357
                                                             ------         ------       ------          ------
Total throughput                                              3,265          3,103        3,146           3,049
                                                             ======         ======       ======          ======

Petrochemicals production (thousand tonnes)
     UK                                                         714            837        1,583           1,666
     Rest of Europe                                           2,681          2,595        5,444           5,178
     USA                                                      2,503          2,695        5,039           5,184
     Rest of World                                              872            762        1,684           1,472
                                                             ------         ------       ------          ------
Total production                                              6,770          6,889       13,750          13,500
                                                             ======         ======       ======          ======

---------------

(a)  Crude oil and natural gas liquids.

(b) Expressed in thousand barrels of oil equivalent per day (mboe/d). Natural gas is converted to oil equivalent at 5.8 billion cubic feet: 1 million barrels.

(c) Encompasses sales by Exploration and Production and Gas, Power and Renewables, including marketing, trading and supply sales.

                           BP p.l.c. AND SUBSIDIARIES
                     TOTAL REPLACEMENT COST OPERATING PROFIT


                                                               Three months ended            Six months ended
                                                                    June 30                      June 30
                                                                  (Unaudited)                  (Unaudited)
                                                               2003           2002         2003            2002
                                                             ---------------------       ----------------------
                                                                                 ($ million)
By business
Exploration and Production
UK                                                              473            649        1,607           1,376
Rest of Europe                                                  141            172          334             324
USA                                                           1,441            771        3,246           1,093
Rest of World                                                 1,098            866        2,292           1,593
                                                             ------         ------       ------          ------
                                                              3,153          2,458        7,479           4,386
                                                             ------         ------       ------          ------
Gas, Power and Renewables
UK                                                               18              1           21               3
Rest of Europe                                                   (5)            35          (14)             82
USA                                                              85             13          121             (12)
Rest of World                                                     5             65          169             152
                                                             ------         ------       ------          ------
                                                                103            114          297             225
                                                             ------         ------       ------          ------
Refining and Marketing
UK                                                              (31)           (61)          (5)           (185)
Rest of Europe                                                  423            249          760             388
USA                                                             323            279          420             200
Rest of World                                                   174            136          345             268
                                                             ------         ------       ------          ------
                                                                889            603        1,520             671
                                                             ------         ------       ------          ------
Petrochemicals
UK                                                               25            (10)          (9)            (41)
Rest of Europe                                                  199             64          287             111
USA                                                              65             84          107             107
Rest of World                                                    24             65           67             102
                                                             ------         ------       ------          ------
                                                                313            203          452             279
                                                             ------         ------       ------          ------

Other businesses and corporate                                 (134)          (128)        (299)           (253)
                                                             ------         ------       ------          ------
                                                              4,324          3,250        9,449           5,308
                                                             ======         ======       ======          ======
By geographical area
UK                                                              363            504        1,416           1,034
Rest of Europe                                                  756            526        1,358             912
USA                                                           1,863          1,103        3,745           1,261
Rest of World                                                 1,342          1,117        2,930           2,101
                                                             ------         ------       ------          ------
                                                              4,324          3,250        9,449           5,308
                                                             ======         ======       ======          ======

                           BP p.l.c. AND SUBSIDIARIES
                      CAPITAL EXPENDITURE AND ACQUISITIONS

                                                               Three months ended            Six months ended
                                                                    June 30                      June 30
                                                                  (Unaudited)                  (Unaudited)
                                                               2003           2002         2003            2002
                                                             ---------------------       ----------------------
                                                                                 ($ million)
By business

Exploration and Production
     UK                                                         220            247          416             508
     Rest of Europe                                              73             57          124             128
     USA                                                      1,009          1,077        1,975           2,244
     Rest of World (a)                                        1,160          1,192        2,084           2,006
                                                             ------         ------       ------          ------
                                                              2,462          2,573        4,599           4,886
                                                             ------         ------       ------          ------
Gas, Power and Renewables
     UK                                                          24              5           32              21
     Rest of Europe (b)                                           9             87           24              91
     USA                                                         48             32           86              48
     Rest of World                                               17              8           24              18
                                                             ------         ------       ------          ------
                                                                 98            132          166             178
                                                             ------         ------       ------          ------
Refining and Marketing
     UK                                                          66            100          139             176
     Rest of Europe (c)                                          64          2,556          168           5,288
     USA                                                        228            260          564             563
     Rest of World                                               27             49           51              75
                                                             ------         ------       ------          ------
                                                                385          2,965          922           6,102
                                                             ------         ------       ------          ------
Petrochemicals
     UK                                                          30             17           30              25
     Rest of Europe                                              21             60           52             105
     USA                                                         95             55          141              97
     Rest of World                                               52             38           71             131
                                                             ------         ------       ------          ------
                                                                198            170          294             358
                                                             ------         ------       ------          ------

Other businesses and corporate (d)                              183            267          219             319
                                                             ------         ------       ------          ------
                                                              3,326          6,107        6,200          11,843
                                                             ======         ======       ======          ======
By geographical area
     UK                                                         361            400          662             809
     Rest of Europe                                             167          2,953          369           5,805
     USA                                                      1,542          1,467        2,938           2,998
     Rest of World                                            1,256          1,287        2,231           2,231
                                                             ------         ------       ------          ------
                                                              3,326          6,107        6,200          11,843
                                                             ======         ======       ======          ======

------------

(a) 2Q and first half 2002 included the acquisition of an additional interest in Sidanco.

(b)  2Q and first half 2002 included the acquisition of a 5% stake in Enagas.

(c) 1Q 2002 and 2Q 2002 included the acquisition of 51% and 49% of Veba respectively.

(d) 2Q and first half 2002 included the acquisition of the minority interest in Veba's upstream oil and gas assets.

                           BP p.l.c. AND SUBSIDIARIES
                       RETURN ON AVERAGE CAPITAL EMPLOYED


                                                               Three months ended            Six months ended
                                                                    June 30                      June 30
                                                                  (Unaudited)                  (Unaudited)
                                                               2003           2002         2003            2002
                                                             ---------------------       ----------------------
                                                                                 ($ million)
Historical cost profit for the period                         1,634          2,058        5,901           3,354
Interest (a)                                                     78            153          177             317
Minority shareholders' interest                                  60             28           86              68
                                                             ------         ------       ------          ------
Adjusted historical cost profit                               1,772          2,239        6,164           3,739
Inventory holding (gains) losses                                951           (525)         152            (998)
Exceptional items, net of tax                                  (131)          (216)        (471)           (146)
                                                             ------         ------       ------          ------
Adjusted replacement cost profit                              2,592          1,498        5,845           2,595
                                                             ======         ======       ======          ======
Capital employed at beginning of period:
     BP shareholders' interest                               71,076         64,902       69,409          65,161
     Minority shareholders' interest                          1,047          2,579          638             598
     Finance debt                                            19,042         24,531       22,008          21,417
                                                             ------         ------       ------          ------
     Capital employed                                        91,165         92,012       92,055          87,176
                                                             ======         ======       ======          ======
Capital employed at end of period:
     BP shareholders' interest                               72,065         67,568       72,065          67,568
     Minority shareholders' interest                          1,016            558        1,016             558
     Finance debt                                            18,594         21,409       18,594          21,409
                                                             ------         ------       ------          ------
     Capital employed                                        91,675         89,535       91,675          89,535
                                                             ======         ======       ======          ======

                                                             91,420         90,774       91,865          88,356
Average capital employed
                                                             ======         ======       ======          ======
ROACE - historical cost basis                                   7.8%           9.9%        13.4%            8.5%
ROACE - replacement cost basis                                 11.3%           6.6%        12.7%            5.9%

------------

(a) Excludes interest on joint venture and associated undertakings debt as well as unwinding of discount on provisions and effect of change in discount rate on provisions, and is on a post-tax basis, using a deemed tax rate equal to the US statutory tax rate.

                           BP p.l.c. AND SUBSIDIARIES
                                 NET DEBT RATIO



                                                             At June 30
                                                             (Unaudited)        At December 31
                                                                  2003                 2002
                                                             ----------           ----------
                                                                       ($ million)
Net debt ratio - net debt: net debt + equity
Gross finance debt                                              18,594               22,008
Cash and current asset investments                               2,444                1,735
                                                               -------              -------
Net debt                                                        16,150               20,273
                                                               -------              -------
Equity                                                          73,081               70,047
Net debt ratio                                                      18%                  22%
                                                               -------              -------
Acquisition adjustment (a)                                      14,469               16,672
                                                               -------              -------
Net debt ratio - pro forma basis (b)                                22%                  28%
                                                               =======              =======

---------------

(a) Acquisition adjustment refers to the fixed asset revaluation adjustments and goodwill consequent upon the ARCO and Burmah Castrol acquisitions.

(b) Based on equity excluding the fixed asset revaluation adjustment and goodwill resulting from the ARCO and Burmah Castrol acquisitions.

                                   SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    BP p.l.c.
                                  (Registrant)





Dated: August 1, 2003                  /s/ D. J. Pearl
                                       .........................................
                                       D. J. PEARL
                                       Deputy Company Secretary